Exhibit (a)(1)(A)

Offer To Purchase

All Outstanding Shares of Common Stock

of

EVOKE PHARMA, INC.

at

$11.00 per share in cash

by

QOL-EOS MERGER SUB, INC.,

a direct wholly-owned subsidiary of

QOL MEDICAL, LLC

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE PAST 11:59 P.M., NEW YORK CITY TIME, ON DECEMBER 15, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), is making an offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (the “Company”), at a price of $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”), which, together with this Offer to Purchase, collectively constitute the “Offer”.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 3, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Parent (the “Merger”). The Merger will be effected by Purchaser and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions of the Offer (the “Acceptance Time”).

The Company’s board of directors has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement in accordance with the DGCL, (ii) adopted, approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the stockholders of the Company, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated thereby not to be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated thereby.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject only to the satisfaction or waiver (to the extent permitted under the Merger Agreement) of those conditions set forth in Section 15 — “Conditions to the Offer” hereunder. There is no financing condition to the Offer.

Questions and requests for assistance may be directed to Broadridge Corporate Issuer Solutions, LLC, our Information Agent, at the address and telephone numbers set forth below and on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery or any of the other Offer documents may be directed to the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal, and any other materials related to the Offer may be obtained at the website maintained by the Securities and Exchange Commission (the “SEC”) at www.sec.gov. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

The Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Stockholders, Banks and Brokers may call: (855) 793-5068 (toll-free from the United States or Canada) or

(720) 414-6898 (from outside of the United States or Canada)

Banks and Brokers may call collect: (720) 414-6898

The Solicitation Agent for the Offer is:

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

info@investor-com.com

A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page 1 of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.

November 17, 2025

IMPORTANT

Stockholders desiring to tender their Shares in the Offer must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender their Shares to Purchaser before the Expiration Time (as defined in the “Summary Term Sheet”).

2.	For non-certificated Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal (as defined in Section 3 — “Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase);

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instructions 1 and 5 of the Letter of Transmittal; and

•

deliver the Letter of Transmittal and any other required documents (including an IRS Form W-9 or appropriate IRS Form W-8) to Broadridge Corporate Issuer Solutions, LLC, the Depositary for the Offer, at one of its addresses on the back of this Offer to Purchase.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instructions 1 and 5 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal, the certificates for such Shares and any other required documents (including an IRS Form W-9 or appropriate IRS Form W-8) to the Depositary, at one of its addresses on the back of this Offer to Purchase.

If you are a registered owner and your Shares are certificated but your share certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the Offer, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call Broadridge Corporate Issuer Solutions, LLC, the information agent for the Offer, at (855) 793-5068 (toll-free from the United States or Canada) or (720) 414-6898 (from outside of the United States or Canada). See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

The Letter of Transmittal, the certificates (if any) for the Shares and any other required documents (including an IRS Form W-9 or appropriate IRS Form W-8) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Time, unless the procedures for guaranteed delivery described in Section 3 — “Procedure for Accepting the Offer and Tendering Shares” of this Offer to Purchase are followed. The method of delivery of the Shares, the Letter of Transmittal and all other required documents, including delivery through The Depository Trust Company, is at the election and risk of the tendering stockholder.

This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

Neither the Offer nor the Merger has been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or the Merger or upon the accuracy or adequacy of the information contained in this Offer to Purchase or the Letter of Transmittal. Any representation to the contrary is unlawful and a criminal offense.

i

ii

SUMMARY TERM SHEET

QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”), a direct wholly-owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), is making an offer to purchase all of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (the “Company”), upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, collectively constitute the “Offer.” The following are some questions that you, as a stockholder of the Company, may have and answers to those questions. This summary term sheet highlights selected information from this Offer to Purchase, and may not contain all of the information that is important to you. This summary term sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below and is qualified in its entirety by the more detailed descriptions and explanations contained in this Offer to Purchase and the accompanying Letter of Transmittal. To better understand our Offer to you and for a complete description of the legal terms of the Offer, you should read this Offer to Purchase and the accompanying Letter of Transmittal carefully and in their entirety. The information concerning the Company contained in this summary term sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information. Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers set forth on the back cover of this Offer to Purchase.

Securities Sought	Subject to certain conditions, as described in Section 15 –“Conditions to the Offer” (collectively, the “Offer Conditions”), including the satisfaction of the Minimum Condition (as defined below), all of the outstanding Shares.

Price Offered Per Share	$11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements (the “Offer Price”).

Scheduled Expiration of Offer	One minute past 11:59 p.m., New York City time, on December 15, 2025, unless the Offer is otherwise extended or earlier terminated (such time, the “Expiration Time”).

Purchaser	QOL-EOS Merger Sub, Inc., a Delaware corporation and direct wholly-owned subsidiary QOL Medical, LLC.

Company Board Recommendation

The Company’s Board of Directors (the “Company Board”) unanimously (i) determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the Merger (as defined below), are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), (ii) adopted, approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of stockholders of the Company, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated thereby not to be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated thereby.

Who is offering to buy my securities?

QOL-EOS Merger Sub, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Parent, which was formed solely for the purpose of facilitating an acquisition of the Company by Parent, is offering to buy each of the outstanding Shares for the Offer Price.

Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we,” and “our” to refer to Purchaser and, where appropriate, Parent.

See Section 8 — “Certain Information Concerning Parent and Purchaser.”

What is the class and amount of securities sought pursuant to the Offer?

Purchaser is making an offer to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal.

See Section 1 — “Terms of the Offer.”

Why are you making the Offer?

We are making the Offer because we want to acquire control of, and ultimately own the entire equity interest in, the Company. We intend to complete the Merger as soon as practicable following the consummation of the Offer. Upon completion of the Merger, the Company will become a direct wholly-owned subsidiary of Parent. In addition, we intend to cause the Shares to be delisted from the Nasdaq Capital Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), after completion of the Merger.

Who can participate in the Offer?

The Offer is open to all record and beneficial owners of Shares.

How much are you offering to pay?

Purchaser is offering to pay $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements.

See the “Introduction” to this Offer to Purchase and Section 1 — “Terms of the Offer.”

Will I have to pay any fees or commissions?

If you are the registered owner of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply.

See the “Introduction” to this Offer to Purchase and Section 18 — “Depositary, Information Agent and Solicitation Agent; Fees and Expenses.”

Is there an agreement governing the Offer?

Yes. The Company, Parent and Purchaser have entered into an Agreement and Plan of Merger, dated as of November 3, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”). The Merger Agreement contains the terms and conditions to the Offer, and if the Offer is completed, the terms and conditions of the subsequent merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation of such merger and a direct wholly-owned subsidiary of Parent (such merger, the “Merger”).

See Section 11 — “The Merger Agreement; Certain Other Agreements” and Section 15 — “Conditions to the Offer.”

What does the Company Board think of the Offer?

The Company Board has unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated by the Merger Agreement in accordance with the DGCL, (ii) adopted, approved and declared advisable execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of stockholders of the Company, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated thereby not to be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated thereby.

More complete descriptions of the reasons for the Company Board’s recommendation and approval of the Offer are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) that is being mailed to you together with this Offer to Purchase. Stockholders should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-heading “Recommendation of the Company Board” and “Background and Reasons for the Company Board’s Recommendation.”

What is the market value of my Shares as of a recent date?

On November 3, 2025, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $4.59 per Share. On November 13, 2025, the reported closing sales price of the Shares on Nasdaq was $10.69 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

See Section 6 — “Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares”

What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged pursuant to the Merger?

The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, if you are a U.S. Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences”) and hold your Shares as a capital asset, you will recognize capital gain or loss in an amount equal to the difference between (i) the Offer Price and (ii) your adjusted tax basis in your Shares sold pursuant to the Offer or exchanged pursuant to the Merger.

In general, if you are a Non-U.S. Holder (as defined in Section 5 — “Material U.S. Federal Income Tax Consequences”), you will not be subject to U.S. federal income taxation on any gain realized in connection with the Offer or the Merger unless you have certain connections to the United States, as described in more detail below.

You are urged to consult your own tax advisors to determine the tax consequences to you of tendering your Shares in the Offer or having your Shares exchanged pursuant to the Merger in light of your particular circumstances (including the application and effect of any state, local or non-U.S. income and other tax laws).

See Section 5 — “Material U.S. Federal Income Tax Consequences” regarding further discussion of the material U.S. federal income tax consequences of exchanging your Shares for the Offer Price in the Offer or having your Shares exchanged for the Offer Price pursuant to the Merger.

Do you have the financial resources to pay for all of the Shares that Purchaser is offering to purchase pursuant to the Offer?

Yes. We estimate that we will need approximately $34 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent, or its controlled affiliates, has sufficient cash on hand to provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer, provide funding for the Merger, make payments for outstanding and unexercised Company options to purchase Shares (“Company Options”) and Company warrants to purchase Shares (“Company Warrants”), in each case pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, and pay related fees and expenses. We have no specific alternative financing arrangements or alternate financing plans in connection with the Offer or the Merger, and neither the Offer nor the Merger is conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

See Section 9 — “Source and Amount of Funds.”

Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?

No. We do not believe Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all of the outstanding Shares solely for cash;

•

Purchaser will have through Parent, or Parent’s controlled affiliates, sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger; and

•	the Offer and the Merger are not subject to any financing or funding condition.

See Section 9 — “Source and Amount of Funds” and Section 11 — “The Merger Agreement; Certain Other Agreements.”

Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?

Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the conditions set forth in Section 15 — “Conditions to the Offer,” including the Minimum Condition. The “Minimum Condition” means there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) owned by Parent or any of its direct or indirect wholly-owned subsidiaries (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined by Section 251(h) of the DGCL)), would represent at least one more Share than the sum of (a) 50% of the total number of outstanding Shares, plus (b) the aggregate number of Shares issuable to holders of Company Options for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the Company’s equity incentive plan and applicable award agreement prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company Option), plus (z) the aggregate number of Shares issuable to holders of Company Warrants for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the applicable Company Warrant prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company Warrant), as of immediately prior to the Expiration Time.

See Section 1 — “Terms of the Offer” and Section 15 — “Conditions to the Offer.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until one minute past 11:59 p.m., New York City time, on December 15, 2025 to tender your Shares in the Offer. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use the guaranteed delivery procedure that is described in this Offer to Purchase.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•	Purchaser will extend the Offer for the minimum period required by any legal requirements, any interpretation or position of the SEC or Nasdaq or their respective staff, as applicable to the Offer; or

•

if, as of any then-scheduled Expiration Time, any Offer Condition (as defined below in Section 15 — “Conditions to the Offer”), is not satisfied or, to the extent waivable in accordance with the terms of the Merger Agreement, has not been waived by Purchaser or Parent, Purchaser may (and, if requested by the Company, will, and Parent will cause Purchaser to) extend the Offer for one or more successive extension periods of up to ten business days each (or any longer period as may be approved in advance in writing by the Company and Parent); provided, however, if the sole then-unsatisfied Offer Condition is the Minimum Condition, then Purchaser will not be required to extend the Offer pursuant to this clause on more than three occasions in consecutive periods of up to ten business days each.

The Merger Agreement provides that in no event will Purchaser (i) be required to extend the Offer beyond the earlier to occur of the valid termination of the Merger Agreement and 5:00 p.m. New York City time on May 3, 2026 (as such date may be extended pursuant to the Merger Agreement, the “Outside Date”) or (ii) be permitted to extend the Offer beyond the Outside Date without the prior written consent of the Company.

See Section 1 — “Terms of the Offer” and Section 11 — “The Merger Agreement; Certain Other Agreements.”

How will I be notified if the Offer is extended?

If we extend the Offer, we will inform Broadridge Corporate Issuer Solutions, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time.

See Section 1 — “Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is subject to the conditions described in Section 15 — “Conditions to the Offer,” including, among others:

•	the Minimum Condition;

•

no governmental authority of competent and applicable jurisdiction will have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer (including, for the avoidance of doubt, the acquisition of Shares by Parent or Purchaser in connection therewith) or the Merger (the “Illegality Condition”);

•

(i) the representations and warranties of the Company set forth in the Merger Agreement relating to the absence of a Company Material Adverse Effect (as defined in the Merger Agreement) will be true and correct in all respects as of immediately prior to the Expiration Time as though made as of such time, (ii) certain specified representations or warranties of the Company set forth in the Merger Agreement relating to the Company’s capitalization will be true and correct in all respects, other than any de minimis inaccuracies, as of the date of the Merger Agreement and at and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of a different date or period of time, in which case as of such different date or period of time), (iii) the representations and warranties of the Company set forth in the Merger Agreement relating to the

Company’s organization and qualification, the Company’s capitalization (other than those covered by the preceding clause (ii)), the Company’s corporate authority and the enforceability of the Merger Agreement, the Company Board approval of the Transactions, the applicable Company stockholder approval threshold, the absence of conflicts with the Company’s organizational documents, and the absence of brokers (in each case, without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers set forth in the Merger Agreement), will be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of a different date or period of time, in which case as of such different date or period of time), and (iv) any other representation and warranty of the Company contained in Article IV of the Merger Agreement (without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers set forth therein, except for the word “Material” as used in the definition of “Material Contract”) will be true and correct in all respects as of immediately prior to the Expiration Time as though made as of such time (except to the extent expressly made as of a different date or period of time, in which case, as of such different date or period of time), except, in each case in this clause (iv), where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company will have complied with and performed in all material respects all agreements and covenants to be performed by it under the Merger Agreement at or prior to the Expiration Time;

•	the Merger Agreement will not have been validly terminated in accordance with its terms (the “Termination Condition”);

•

since the date of the Merger Agreement, the Company will not have, without Parent’s prior written consent, modified, terminated, or amended the Company’s commercial services agreement with Eversana Life Science Services, LLC (“Eversana”) (as so amended, the “Eversana CSA”) or the Company’s loan agreement with Eversana (the “Loan Agreement”) in any respect or waived, released, or assigned any material rights or material claims thereunder; and

•	since the date of the Merger Agreement, the absence of any Company Material Adverse Effect that is continuing.

The Offer is not subject to any financing condition.

See Section 1 — “Terms of the Offer” and Section 15 — “Conditions to the Offer.”

How do I tender my Shares?

If you hold your Shares directly as the registered owner, you may tender your Shares in the Offer by delivering the certificates (if any) representing your Shares, together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal, to the Depositary, not later than the Expiration Time. The Letter of Transmittal is enclosed with this Offer to Purchase.

If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.

If you are a registered owner and your Shares are represented by stock certificates but your certificates representing the Shares are not available or you cannot deliver them to the Depositary prior to the Expiration Time, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please call Broadridge Corporate Issuer Solutions, LLC, the information agent for the Offer (the “Information Agent”), at

(855) 793-5068 (toll-free from the United States or Canada) or (720) 414-6898 (from outside of the United States or Canada) for assistance. Banks and brokers may call collect at (720) 414-6898. See Section 3 — “Procedures for Accepting the Offer and Tendering Shares” for further details.

Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Time will be disregarded and of no effect.

See Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

If I accept the Offer, how will I get paid?

If the Offer Conditions are satisfied or waived and we accept your validly tendered and not validly withdrawn Shares for payment, payment will be made by deposit of the aggregate purchase price for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments subject to any tax withholding required by applicable law, to tendering stockholders whose Shares have been accepted for payment.

See Section 1 — “Terms of the Offer” and Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time prior to the Expiration Time. In addition, if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after January 16, 2026, the 60th day after commencement of the Offer.

See Section 1 — “Terms of the Offer” and Section 4 — “Withdrawal Rights.”

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.

See Section 4 — “Withdrawal Rights.”

If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?

No. We expect to complete the Merger as soon as practicable following the Acceptance Time. Once the Merger takes place, the Company will be a direct wholly-owned subsidiary of Parent. Following the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.

See Section 13 — “Certain Effects of the Offer.”

Will a meeting of the Company’s stockholders be required to approve the Merger?

No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:

•

the agreement of merger expressly permits or requires that the merger will be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•

an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock;

•

immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and

•

each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions to the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger in accordance with Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the Company’s stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?

If the Offer is consummated and certain other conditions are satisfied, Purchaser is required under the Merger Agreement to effect the Merger in accordance with Section 251(h) of the DGCL. At the effective time of the Merger (the “Effective Time”), all of the then issued and outstanding Shares (other than Shares (i) owned by the Company, Parent, Purchaser, or by any direct or indirect wholly-owned subsidiary of Parent or Purchaser, in each case, immediately prior to the Effective Time, (ii) irrevocably accepted for payment pursuant to the Offer, and (iii) held by any stockholder as of immediately prior to the Effective Time who is entitled to demand and has properly and validly demanded their statutory right of appraisal of such Shares in compliance in all respects with, Section 262 of the DGCL) will be canceled and extinguished and automatically converted into the right to receive the Offer Price.

If the Merger is completed, the Company’s stockholders of record and beneficial owners who do not tender their Shares in the Offer (other than stockholders of record and beneficial owners who were entitled to demand, have properly and validly demanded, and did not fail to perfect, nor waive, effectively withdraw or otherwise lose their statutory right of appraisal of such Shares pursuant to Section 262 of the DGCL) will receive the same amount of cash per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer is that appraisal rights will not be available to you if you tender

Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer. See Section 17 — “Appraisal Rights.” However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and the Company will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.

See the “Introduction” to this Offer to Purchase, Section 11 — “The Merger Agreement; Certain Other Agreements.” and Section 13 — “Certain Effects of the Offer.”

What will happen to my stock options in the Offer?

The Offer is being made only for Shares, and not for outstanding Company Options. Holders of outstanding Company Options, who do not also hold Shares, may participate in the Offer only if they first exercise such Company Options, to the extent exercisable, in accordance with the terms thereof (including the terms of the applicable equity incentive plan and equity award agreement or other applicable agreement with the Company) and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding Company Options will have sufficient time to comply with the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

The Merger Agreement provides that each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to, and contingent upon the occurrence of, the Effective Time. Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior thereto will by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and converted into the right to receive from the surviving corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (ii) an amount equal to (A) the Offer Price, less (B) the per share exercise price of such Company Option (it being understood and agreed that such exercise price will not actually be paid to the surviving corporation by the holder of a Company Option); provided, for the avoidance of doubt, that with respect to any Company Option, if the Offer Price is less than the per share exercise price of such Company Option, such Company Option will be canceled and terminated without any consideration payable for such Company Option. See Section 11 — “The Merger Agreement; Certain Other Agreements” for additional information regarding the treatment of outstanding Company Options in the Merger.

What will happen to my warrants in the Offer?

The Offer is being made only for Shares, and not for outstanding Company Warrants. Holders of outstanding Company Warrants, who do not also hold Shares, may participate in the Offer only if they first exercise such Company Warrants in accordance with the terms thereof and tender the Shares, if any, issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding Company Warrants will have sufficient time to comply with the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.”

The Merger Agreement provides that, at the Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any Company Warrant to the extent the holder thereof has elected a cashless exercise of such Company Warrant prior to the

Effective Time) will cease to represent a right to acquire Shares. At or following the Effective Time, each holder of a Company Warrant that has an exercise price less than the Offer Price will be entitled to receive cash in respect of each Share for which such Company Warrant is exercisable immediately prior to the Effective Time in an amount equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (ii) an amount equal to (x) the Offer Price less (y) the exercise price payable per Share under such Company Warrant (the “Warrant Consideration”). Each holder of a Company Warrant that has an exercise price equal to or greater than the Offer Price will not receive any consideration with respect to such Company Warrant. Any Company Warrant holders that elect to receive the Black Scholes Value (as defined in the applicable Warrant) in accordance with their Company Warrants will receive such amount due under the terms of the Company Warrant. See Section 11 — “The Merger Agreement; Certain Other Agreements” for additional information regarding the treatment of outstanding Company Warrants in the Merger.

Have any Company stockholders already agreed to tender their Shares in the Offer or to otherwise support the Offer?

Yes. Concurrently with entering into the Merger Agreement, Parent entered into separate tender and support agreements (each, a “Support Agreement”) with the directors and key employees of the Company, and certain stockholders of the Company and holders of Company Warrants (each a “Supporting Stockholder”). Each Support Agreement provides, among other things, that each Supporting Stockholder will validly tender, or cause to be tendered, into the Offer, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). Each Support Agreement further provides that once the Shares are tendered, the Supporting Stockholder will not withdraw, or cause to be withdrawn, such Shares from the Offer. Under the terms of the Support Agreements, each Supporting Stockholder has irrevocably and unconditionally agreed to vote its Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other Transactions at a meeting of the stockholders of the Company, if there is one, and, subject to certain exceptions, not to transfer any of their Shares. Each Support Agreement also provides that the applicable Supporting Stockholder will vote their Shares against certain alternative corporate transactions and will not solicit or engage in discussions with third parties regarding certain alternative corporate transactions. Each Support Agreement also includes an appraisal rights waiver and certain agreements not to pursue litigation against the Company Board, Parent or Purchaser relating to the Merger Agreement or the transactions contemplated thereby. Certain Supporting Stockholders have furthermore agreed to exercise their Company Warrants contingent on the occurrence of the Effective Time.

Each Support Agreement terminates on the earliest of (i) the Merger Effective Time, (ii) the valid termination of the Merger Agreement, (iii) the mutual written agreement of the parties to terminate such Support Agreement, (iv) an amendment of the Merger Agreement, without the prior written consent of the applicable Supporting Stockholder, in a manner that negatively or adversely affects the consummation of the Offer or that decreases the amount, or changes the form, of consideration payable to any stockholder of the Company pursuant to the terms of the Merger Agreement, and (v) a material breach of the Support Agreement or the Merger Agreement by Parent or Merger Sub. The Supporting Stockholders own, in aggregate, approximately 10.4% of all Shares outstanding.

See “Section 11 — “The Merger Agreement; Certain Other Agreements — Support Agreements”

Will I have appraisal rights in connection with the Offer?

No appraisal rights will be available to holders of record and beneficial owners of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the

Merger is consummated, holders of record and beneficial owners of Shares immediately prior to the Effective Time who (i) did not vote in favor of the Merger or consent to it in writing, (ii) did not tender their Shares in the Offer (or, if tendered, validly withdrew such Shares pursuant to the Offer) and continuously held (in the case of holders of record) or owned (in the case of beneficial owners) their Shares through the Effective Time, (iii) have met certain statutory requirements, (iv) are entitled to demand and have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL and (v) do not thereafter lose such registered owners’ or beneficial owners’ appraisal rights (by waiver, effective withdrawal, failure to perfect or otherwise), will be entitled to have their Shares appraised by the Court of Chancery of the State of Delaware and to receive payment of the “fair value” of such Shares in accordance with Section 262 of the DGCL, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.

See Section 17 — “Appraisal Rights.”

Whom should I call if I have questions about the Offer?

You may call the Information Agent at (855) 793-5068 (toll-free from the United States or Canada) or (720) 414-6898 (from outside of the United States or Canada) for assistance. Banks and brokers may call collect at (720) 414-6898. See the back cover of this Offer to Purchase for additional contact information.

Who is the Solicitation Agent in connection with the Offer and what is its role?

The solicitation agent is InvestorCom LLC (the “Solicitation Agent”), an independent firm engaged by Parent to assist in communicating with the Company’s stockholders and brokers regarding the Offer and how to participate in the Offer on the terms set forth in this Offer to Purchase. The Solicitation Agent may contact by telephone, electronic mail, mail or other methods of communication brokers, dealers, commercial banks, trust companies, nominees, and beneficial owners to provide information about the Offer and to confirm receipt and redistribution of offering materials, as applicable. The Solicitation Agent does not make any recommendation to stockholders as to whether they should tender or refrain from tendering their Shares.

INTRODUCTION

QOL-EOS Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a direct wholly-owned subsidiary of QOL Medical, LLC, a Delaware limited liability company (“Parent”), is making an offer to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Evoke Pharma, Inc., a Delaware corporation (the “Company”), at a price of $11.00 per Share, in cash, without interest and subject to any withholding of taxes required by applicable legal requirements. Such offer is being made upon the terms and subject to the conditions set forth in this Offer to Purchase (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”) and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal”) which, together with this Offer to Purchase, collectively constitute the “Offer.”

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 3, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, after consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation and becoming a direct wholly-owned subsidiary of Parent (the “Merger,” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”). The Merger will be effected by Purchaser and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the date and time of the irrevocable acceptance for payment by Purchaser of the Shares that have been validly tendered and not validly withdrawn pursuant to and subject to the conditions to the Offer (the “Acceptance Time”).

The Company Board of Directors (the “Company Board”) has unanimously (i) determined that the Merger Agreement (as defined below) and the transactions contemplated thereby, including the Offer and the Merger (as defined below), are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and consummate the transaction contemplated by the Merger Agreement in accordance with the DGCL, (ii) adopted, approved and declared advisable execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of stockholders of the Company, (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer, and (v) to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated thereby not to be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated thereby.

For factors considered by the Company Board in making the above referenced determination, please see the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) filed with the Securities and Exchange Commission (the “SEC”) in connection with the Offer, a copy of which (without certain exhibits) is being furnished to stockholders concurrently herewith.

In the Merger, each outstanding Share (other than Shares (i) owned by the Company, Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser, in each case, immediately prior to the effective time of the Merger (the “Effective Time”), (ii) irrevocably accepted for payment pursuant to the Offer (“Accepted Shares”), and (iii) held by any stockholder as of immediately prior to the Effective Time who is entitled to demand and has properly and validly demanded their statutory right of appraisal of such Shares in compliance in all respects with, Section 262 of the DGCL) will be canceled and extinguished and automatically converted into the right to receive the Offer Price.

The Merger Agreement provides that each Company option to purchase Shares (“Company Option”) that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to, and contingent upon the occurrence of, the Effective Time. Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior thereto will by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and converted into the right to receive from the surviving corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (ii) an amount equal to (A) the Offer Price, less (B) the per share exercise price of such Company Option (it being understood and agreed that such exercise price will not actually be paid to the surviving corporation by the holder of a Company Option); provided, for the avoidance of doubt, that with respect to any Company Option, if the Offer Price is less than the per share exercise price of such Company Option, such Company Option will be canceled and terminated without any consideration payable for such Company Option.

At the Effective Time, each Company warrant to purchase Shares (“Company Warrant”) that is outstanding and unexercised as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any Company Warrant to the extent the holder thereof has elected a cashless exercise of such Company Warrant prior to the Effective Time) will cease to represent a right to acquire Shares. At or following the Effective Time, each holder of a Company Warrant that has an exercise price less than the Offer Price will be entitled to receive cash in respect of each Share for which such Company Warrant is exercisable immediately prior to the Effective Time in an amount equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (ii) an amount equal to (A) the Offer Price less (B) the exercise price payable per Share under such Company Warrant (the “Warrant Consideration”). Each holder of a Company Warrant that has an exercise price equal to or greater than the Offer Price will not receive any consideration with respect to such Company Warrant. Any Company Warrant holders that elect to receive the Black Scholes Value (as defined in the applicable Warrant) in accordance with their Company Warrants will receive such amount due under the terms of the Company Warrant.

The Merger Agreement is more fully described in Section 11 — “The Merger Agreement; Certain Other Agreements.”

The Offer is not subject to any financing condition. The Offer is subject to the conditions set forth in Section 15 — “Conditions to the Offer,” including (i) there being validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) owned by Parent or any of its wholly-owned subsidiaries (excluding shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL)), would represent at least one more Share than the sum of (a) 50% of the total number of outstanding Shares, plus (b) the aggregate number of Shares issuable to holders of Company Options for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the Company’s equity incentive plan and applicable award agreement prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company Option), plus (z) the aggregate number of Shares issuable to holders of Company Warrants for which the Company has received valid notices of exercise and for which payment of any applicable exercise price has been made in accordance with the terms of the applicable Company Warrant prior to the expiration of the Offer (and in respect of which Shares have not yet been issued to the exercising holder of such Company Warrant), as of immediately prior to one minute past 11:59 p.m., New York City time, on December 15, 2025, unless the Offer is otherwise extended or earlier terminated (such time, the “Expiration Time” and together, the “Minimum Condition”), (ii) the absence of any law or order that prohibits or otherwise prevents the consummation of the Offer, the acquisition of the Shares by Parent or Purchaser or the Merger, or that has the effect of making the Offer or

Merger illegal and the absence of certain other specified matters, (iii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to certain materiality standards, (iv) the Company’s compliance and performance in all material respects with its covenants and agreements contained in the Merger Agreement, (v) the Merger Agreement will not have been terminated in accordance with its terms (the “Termination Condition”), (vi) since the date of the Merger Agreement, the Company will not have, without Parent’s prior written consent, modified, terminated, or amended the Eversana CSA or the Loan Agreement in any respect or waived, released, or assigned any material rights or material claims thereunder (the “Eversana Condition”), and (vii) since the date of the Merger Agreement, the absence of any Company Material Adverse Effect (as defined in the Merger Agreement) that is continuing, as well as other customary conditions set forth in Annex A to the Merger Agreement.

Tendering stockholders who are registered owners of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Company has informed Purchaser that, as of the close of business on November 10, 2025, 1,722,409 Shares were outstanding.

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully in its entirety before you make any decision with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Purchaser is making an offer to purchase all of the outstanding Shares at the Offer Price. Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), Purchaser will consummate the Offer and accept for payment at or as promptly as practicable following the Expiration Time all Shares validly tendered prior to the Expiration Time and not validly withdrawn as described in Section 4 — “Withdrawal Rights,” and pay for all such Shares at or as promptly as practicable following the Acceptance Time, but in any event within two business days thereafter.

The Offer is subject to the Offer Conditions, as defined and set forth in Section 15 — “Conditions to the Offer,” including, among others:

•	the satisfaction of the Minimum Condition;

•

no governmental authority of competent and applicable jurisdiction will have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer (including, for the avoidance of doubt, the acquisition of Shares by Parent or Purchaser in connection therewith) or the Merger (the “Illegality Condition”);

•	the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to certain materiality standards;

•	the Company will have complied with and performed in all material respects all agreements and covenants to be performed by it under the Merger Agreement at or prior to the Expiration Time;

•	the Termination Condition;

•	the Eversana Condition; and

•	since the date of the Merger Agreement, the absence of any material adverse effect that is continuing.

Parent and Purchaser expressly reserve the right, at any time and from time to time, to waive, in whole or in part, any of the Offer Conditions, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price, provided, however, that, notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, without the prior written consent of the Company, Parent and Purchaser may not (and Parent will not permit Purchaser to):

•	waive or modify the (i) Minimum Condition, (ii) Illegality Condition, or (iii) Termination Condition;

•

make any change in the terms of or conditions to the Offer that (i) changes the form of consideration to be paid in the Offer, (ii) decreases the Offer Price or the number of Shares sought in the Offer, (iii) extends the Offer or the Expiration Time, except as described below, (iv) imposes conditions or requirements on the Offer other than the Offer Conditions, (v) amends or modifies any term or condition of the Offer in any manner that is (or reasonably would be expected to be) adverse to the Company’s stockholders, or (vi) would, individually or in the aggregate, prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement.

If either Parent or Purchaser waives a material condition of the Offer, such party will promptly disseminate such waiver to Company stockholders in a manner reasonably designed to inform them of such waiver and extend the Offer if and to the extent required by applicable Securities Exchange Act of 1934, as amended (the “Exchange Act”) rules or otherwise.

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

Purchaser will (and Parent will cause Purchaser to) extend the Offer (i) for the minimum period required by any applicable law or order, or any rule, regulation, interpretation or position of the SEC or its staff or the Nasdaq Capital Market (“Nasdaq”) or its staff and (ii) as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case of clauses (i) and (ii), as applicable to the Offer, the Schedule 14D-9 or any other Offer documents; or

•

if, as of any then-scheduled Expiration Time, any of the Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser may (and if requested by the Company, will, and Parent will cause Purchaser to), extend the Offer for one or more consecutive extension periods of up to 10 business days each (or any longer period as may be approved in advance in writing by the Company and the Parent) in order to permit the satisfaction of the Offer Conditions, except that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, Purchaser will not be required to extend the Offer for more than three occasions of up to 10 business days each (the length of such period to be determined by Parent and Purchaser, and each such period to end at 11:59 p.m. (New York City time) on the last business day of such period) (or such other period as may be approved in advanced writing by the Company and Parent).

The Merger Agreement provides that Purchaser will not in any event be required to, and Parent will not in any event be required to cause Purchaser to, extend the Offer beyond 5:00 p.m. New York City Time on May 3, 2026 (the “Termination Date”).

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.

If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to material changes that are made with respect to information that approaches the significance of price and the percentage of securities sought (including, for the avoidance of doubt, a change in price or percentage of securities sought), a minimum 10 business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.

If, on or before the Expiration Time, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether or not such Shares were tendered before the announcement of the increase in consideration.

The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser will not be required to, and Parent will not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied at the Expiration Time.

Under certain circumstances described in the Merger Agreement, Parent or the Company may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is validly terminated in accordance with its terms. If the Merger Agreement is validly terminated, Purchaser will, and Parent will cause Purchaser to, promptly (and in any event within one business day of such termination), irrevocably and unconditionally terminate the Offer. If Parent and Purchaser terminate the Offer, or the Merger Agreement is terminated prior to Purchaser’s acquisition of Shares in the Offer, Purchaser will, and Parent will cause Purchaser to promptly return or cause to be returned all Shares that have been tendered in the Offer to the registered holders of such Shares.

The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, as well as the Schedule 14D-9, will be mailed to registered owners of Shares whose names appear on the stockholder list and will be furnished for subsequent transmittal to beneficial owners of Shares to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

2.	Acceptance for Payment and Payment for Shares

Subject to the terms of the Offer and the Merger Agreement, including the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of each of the Offer Conditions set forth in Section 15 — “Conditions to the Offer,” we will consummate the Offer and accept for payment, at or as promptly as practicable following the Expiration Time, all Shares validly tendered and not validly withdrawn pursuant to the Offer and pay for all such Shares at or as promptly as practicable following the Acceptance Time, but in any event within two business days thereafter. Subject to compliance with Rule 14e-1(c) under the Exchange Act, as applicable, and with the Merger Agreement, we expressly reserve the right to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation. See Section 16 — “Certain Legal Matters; Regulatory Approvals.” In all cases, payment for tendered Shares will be made only after timely receipt by the Depositary of certificates for such Shares (or of a confirmation of a book-entry transfer of such Shares as described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares”), a properly completed and duly executed Letter of Transmittal, or an Agent’s Message (defined in Section 3 — “Procedures for Accepting the Offer and Tendering Shares — Book-Entry Transfer”) in connection with a book-entry delivery of Shares, and any other required documents for such Shares.

In all cases, we will pay for Shares validly tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates (if any) evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees, or in connection with a book-entry transfer, an Agent’s Message and (iii) any other documents required for such Shares.

The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of, the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to the Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 — “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares, including by reason of any extension of the Offer or any delay in making such payment.

If any tendered Shares are not accepted for payment pursuant to the terms and conditions to the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC), as promptly as practicable following the expiration or termination of the Offer.

3.	Procedures for Accepting the Offer and Tendering Shares

Valid Tenders. In order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase and (i) the Share Certificates (if any) evidencing tendered Shares must be received by the Depositary at such address, (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer, or (iii) you must comply with the guaranteed delivery procedures set forth below.

Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within four business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. Because delivery of Shares may be effected through book-entry transfer at DTC, an Agent’s Message in lieu of the Letter of Transmittal, and such other documents, must be received by the Depositary at the address set forth on the back cover of this Offer to Purchase prior to the Expiration Time. Delivery of documents to DTC does not constitute delivery to the Depositary.

Guaranteed Delivery. If you are a registered holder and wish to tender Shares pursuant to the Offer and cannot deliver such Shares and all other required documents to the Depositary prior to the Expiration Time, you may nevertheless tender such Shares if all of the following conditions are met:

•

such tender is made by or through a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”);

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form provided by Purchaser with this Offer to Purchase is received by the Depositary by the Expiration Time; and

•

the certificates (if any) for all such tendered Shares, together with a properly completed and duly executed Letter of Transmittal together with any required signature guarantee and any other required documents, are received by the Depositary within one trading day after the date of execution of the Notice of Guaranteed Delivery.

The Notice of Guaranteed Delivery may be mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice.

If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee and wish to tender Shares pursuant to the Offer and cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Time, you may nevertheless tender such Shares if you instruct your a broker, dealer, commercial bank, trust company or other nominee to submit a Notice of Guaranteed Delivery through the Book-Entry Transfer Facility to be received by the Depositary by the Expiration Time, a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility, and an Agent’s Message must be received by the Depositary within one trading day after the date of execution of the Notice of Guaranteed Delivery.

Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” in the Letter of Transmittal or (ii) if the Shares are tendered for the account of an Eligible Institution. In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 5 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the signature(s) on the Letter of Transmittal must be guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates (if any) or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) in the case of Share Certificates (if any), the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, or (iii) in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents.

The method of delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents, including delivery through DTC, is at the election and risk of the tendering stockholder. Delivery of the Shares (or Share Certificates), the Letter of Transmittal and all other required documents will be deemed made, and risk of loss thereof will pass, only when they are actually received by the Depositary (including, in the case of a book-entry transfer of Shares, by Book-Entry Confirmation with respect to such Shares). If such delivery is by mail, it is recommended that the Shares (or Share Certificates), the Letter of Transmittal and all other required documents be sent by properly insured registered mail with return receipt requested. In all cases, sufficient time should be allowed to ensure timely delivery.

Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender, sell, assign, and transfer any and all of the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions to the Offer.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion (which may be delegated in whole or in part to the Depositary), which determination will be final and binding on all parties, subject to any judgment of any court of competent jurisdiction. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions to the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.

Appointment as Proxy. By executing the Letter of Transmittal as set forth above, the tendering stockholder will irrevocably appoint each of the designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and not validly withdrawn which have been accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). The designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders of the Company.

Stock Options and Warrants. The Offer is being made only for Shares, and not for outstanding Company options to purchase Shares (each, a “Company Option”) or Company warrants to purchase Shares (each, a “Company Warrant”). Holders of outstanding Company Options and Company Warrants may participate in the

Offer only if they first exercise such Company Options or Company Warrants, to the extent exercisable, in accordance with the terms thereof (including, with respect to Company Options, the terms of the applicable equity incentive plan and equity award agreement or other applicable agreement with the Company) and tender the Shares, if any, issued upon such exercise prior to the Expiration Time. Any such exercise or conversion should be completed sufficiently in advance of the Expiration Time to assure the holder of such outstanding Company Options or Company Warrants will have sufficient time to comply with the procedures for tendering Shares described in this Section 3. Holders of Company Options and Company Warrants that are outstanding immediately prior to the Effective Time will receive payment with respect to those Company Options and Company Warrants following the Effective Time as provided in the Merger Agreement without participating in the Offer.

The Merger Agreement provides that each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to, and contingent upon the occurrence of, the Effective Time. Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior thereto will by virtue of the Merger automatically and without any action on the part of the Company, Parent, or the holder thereof, be cancelled and converted into the right to receive from the surviving corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Option immediately prior to the Effective Time, by (ii) an amount equal to (A) the Offer Price, less (B) the per share exercise price of such Company Option (the “Option Closing Consideration”) (it being understood and agreed that such exercise price will not actually be paid to the surviving corporation by the holder of a Company Option); provided, for the avoidance of doubt, that with respect to any Company Option, if the Offer Price is less than the per share exercise price of such Company Option, such Company Option will be canceled and terminated without any consideration payable for such Company Option. See Section 11 — “The Merger Agreement; Certain Other Agreements” for additional information regarding the treatment of outstanding Company Options in the Merger.

At the Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any Company Warrant to the extent the holder thereof has elected a cashless exercise of such Company Warrant prior to the Effective Time) will cease to represent a right to acquire Shares. At or following the Effective Time, each holder of a Company Warrant that has an exercise price less than the Offer Price will be entitled to receive cash in respect of each Share for which such Company Warrant is exercisable immediately prior to the Effective Time in an amount equal to the product obtained by multiplying (i) the aggregate number of Shares underlying such Company Warrant immediately prior to the Effective Time, by (ii) an amount equal to (A) the Offer Price less (B) the exercise price payable per Share under such Company Warrant (the “Warrant Consideration”). Each holder of a Company Warrant that has an exercise price equal to or greater than the Offer Price will not receive any consideration with respect to such Company Warrant. Any Company Warrant holders that elect to receive the Black Scholes Value (as defined in the applicable Warrant) in accordance with their Company Warrants will receive such amount due under the terms of the Company Warrant. See Section 11 — “The Merger Agreement; Certain Other Agreements” for additional information regarding the treatment of outstanding Company Warrants in the Merger.

Information Reporting and Backup Withholding. Payments of the Offer Price made to stockholders of the Company in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding of U.S. federal income tax at a rate of 24%. To avoid backup withholding, any stockholder that is a U.S. person or domestic partnership and does not otherwise establish an exemption from U.S. federal backup withholding must complete and return the Internal Revenue Service (“IRS”) Form W-9 included in the Letter of Transmittal. Any stockholder that is not a U.S. person should submit an IRS Form W-8BEN, IRS Form W-8BEN-E, or other applicable IRS Form W-8 (including in certain cases additional information) attesting to such stockholder’s exempt foreign status in order to qualify for an exemption from information reporting and backup withholding. Stockholders that are not U.S. persons should consult their own tax advisors to determine which IRS Form W-8 is appropriate and what additional information they may have to provide to qualify for such exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund from the IRS or a credit against a stockholder’s U.S. federal income tax liability, if any; if the required information is timely furnished to the IRS.

4.	Withdrawal Rights

Except as otherwise provided in this Section 4 with respect to withdrawal rights, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.

Shares tendered pursuant to the Offer may be withdrawn according to the procedures set forth below at any time prior to the Expiration Time. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days after commencement of the Offer, you may withdraw them at any time after January 16, 2026, the 60th day after commencement of the Offer.

If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in this Section 4 — “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.

For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of the addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates (if any) are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must be coordinated with the institution that handled the original tender through book-entry transfer. If Share Certificates (if any) representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.

Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

Purchaser will determine, in its sole discretion (which may be delegated in whole or in part to the Depositary), all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to any judgment of any court of competent jurisdiction and the terms of the Merger Agreement. No withdrawal of Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

5.	Material U.S. Federal Income Tax Consequences

The following is a discussion of the material U.S. federal income tax consequences of the Offer and the Merger to (i) holders that tender their Shares, and whose tender of the Shares is accepted, in exchange for the Offer Price pursuant to the Offer and (ii) holders whose Shares are converted into the right to receive the Offer

Price pursuant to the Merger. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated or proposed thereunder and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer to Purchase, and all of which are subject to change, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service (the “IRS”) or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein or that a court will not sustain any challenge by the IRS in the event of litigation.

This discussion applies to a holder only if the holder holds its Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). It does not address all aspects of U.S. federal income taxation that may be relevant to a holder of Shares in light of its particular circumstances, or that may apply to a holder subject to special treatment under U.S. federal income tax laws, including, but not limited to:

•

a holder that is a regulated investment company, real estate investment trust, controlled foreign corporation, passive foreign investment company, cooperative, bank or certain other financial institution, insurance company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States;

•	a holder that is, or holds Shares through, a partnership, S corporation or other pass-through entity for U.S. federal income tax purposes;

•

a holder that holds Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, or that is required to recognize income or gain with respect to the Offer or the Merger no later than such income or gain is required to be reported on an applicable financial statement;

•	a holder that holds or has held, directly, indirectly or constructively by attribution, more than 5 percent of the Shares;

•	a holder that holds Shares as qualified small business stock for purposes of Sections 1045 or 1202 of the Code;

•

a holder that exercises appraisal rights in the Merger, or received the Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, or as restricted stock; and

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar.

In addition, this discussion does not address any alternative minimum tax or net investment income tax, or any tax considerations under state, local or non-U.S. laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.

If a partnership, or another entity or arrangement treated as a partnership, or other pass-through entity for U.S. federal income tax purposes holds Shares, the tax treatment of its partners or members generally will depend on the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships and other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them of the Offer and the Merger.

This discussion of the material U.S. federal tax consequences of the Offer and the Merger to holders of Shares is for general information only and is not, is not intended to be, and may not be construed as, tax advice to holders of Shares. Because individual circumstances may differ, each holder of Shares is urged to consult his, her, or its own tax advisors as to the applicability and effect of the rules discussed below and the particular tax consequences of the Offer and the Merger, including the application of any alternative minimum tax, net investment income tax and any other U.S. federal, state and local tax laws and non-U.S. tax laws.

For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Shares that, for U.S. federal income tax purposes, is:

•	an individual who is a citizen or resident of the United States;

•	a domestic corporation;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more United States persons (within the meaning of Section 7701(a)(30)) have authority to control all of the trust’s substantial decisions or (ii) the trust has validly elected to be treated as a U.S. person for United States federal income tax purposes.

For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of Shares that is not a U.S. Holder nor a partnership (or other entity or arrangement treated as a partnership) for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders.

Effect of the Offer and the Merger. The exchange of a Share for the Offer Price pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received and the holder’s adjusted tax basis in the applicable Shares, determined on a per share basis. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. Short-term capital gains are taxed at rates applicable to ordinary income. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times or at different prices, such U.S. Holder must determine its tax basis, holding period, and gain or loss separately with respect to each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger. Each U.S. Holder should consult his, her, or its tax advisors regarding the manner in which any cash received pursuant to the Offer or the Merger should be allocated among the U.S. Holder’s respective different blocks of Shares.

Information Reporting and Backup Withholding. Payments made to a U.S. Holder in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 24%). To avoid backup withholding, U.S. Holders that do not otherwise establish an exemption should complete and return the IRS Form W-9 included in the Letter of Transmittal, certifying that such U.S. Holder is a U.S. person, the taxpayer identification number provided by such U.S. Holder is correct, and that such U.S. Holder is not subject to backup withholding. Certain U.S. Holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax and may be refunded or credited against the applicable U.S. Holder’s U.S. federal income tax liability, provided that such U.S. Holder timely furnishes the required information to the IRS.

Tax Consequences to Non-U.S. Holders.

Effect of the Offer and the Merger. Any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a U.S. trade or business of the Non-U.S. Holder (and, if an applicable income tax treaty so provides, is also attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), in which case the Non-U.S. Holder (i) generally will be taxed in the same manner as a U.S. Holder (as described above under “Tax Consequences to U.S. Holders”) and, (ii) if the Non-U.S. Holder is a corporation for U.S. federal income tax purposes, may, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or a lower rate under an applicable income tax treaty) on its “effectively connected” gains;

•

the Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty) on the gain derived from the disposition of the Shares, which gain may be offset by U.S. source capital losses for the Non-U.S. Holder’s tax year; or

•

the Company is or has been a “United States real property holding corporation” as such term is defined in Section 897(c) of the Code (a “USRPHC”), at any time within the five-year period preceding the merger (or such shorter period as such Non-U.S. Holder has held its Shares) (the “Applicable Period”) and, if the Shares are regularly traded on an established securities market (within the meaning of Section 897(c)(3) of the Code), such Non-U.S. Holder owns (directly, indirectly or constructively) more than five percent of the Shares at any time during the Applicable Period, in which case such Non-U.S. Holder will be subject to U.S. federal income tax on such gain on a net income basis and in the same manner as if such Non-U.S. Holder were a U.S. Holder, as described in the first bullet point above, except that the branch profits tax will not apply.

Generally, a corporation is a USRPHC if the fair market value of its U.S. real property interests (as defined in the Code) equals or exceeds 50 percent of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. For this purpose, U.S. real property interests generally include land, improvements and associated personal property. Although there can be no assurances in this regard, the Company has advised us that it believes that it is not, and has not been, a USRPHC at any time during the five-year period preceding the merger. Non-U.S. Holders are encouraged to consult their own tax advisors regarding the possible consequences to them if the Company is a USRPHC.

Information Reporting and Backup Withholding. Payments made to a Non-U.S. Holder in the Offer or the Merger may be subject to information reporting and backup withholding (currently at a rate of 24%). A Non-U.S. Holder can avoid backup withholding by providing the applicable withholding agent with a properly completed and executed IRS Form W-8BEN or W-8BEN-E (or other applicable IRS Form W-8) certifying such Non-U.S. Holder’s non-U.S. status or by otherwise establishing an exemption from backup withholding. Backup withholding is not an additional tax and may be refunded or credited against the applicable Non-U.S. Holder’s U.S. federal income tax liability, if any, provided that such Non-U.S. Holder timely furnishes the required information to the IRS.

6.	Price Range of Shares; Dividends on the Shares; Effect of the Offer on the Market for Shares

The Shares currently trade on Nasdaq under the symbol “EVOK.” The Company implemented a 1-for-12 reverse stock split on August 1, 2024. The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Fiscal Year Ending December 31, 2025
Fourth Quarter (through November 13, 2025)	$10.79	$4.23
Third Quarter	$9.88	$2.52
Second Quarter	$3.92	$1.94
First Quarter	$5.40	$2.50

	High	Low
Fiscal Year Ending December 31, 2024
Fourth Quarter	$12.32	$4.02
Third Quarter	$8.00	$6.84
Second Quarter	$8.10	$4.80
First Quarter	$13.80	$6.70
Fiscal Year Ending December 31, 2023
Fourth Quarter	$18.00	$12.24
Third Quarter	$19.98	$11.03
Second Quarter	$28.80	$16.56
First Quarter	$71.52	$21.60

On November 3, 2025, the last full day of trading before we announced the Merger Agreement, the reported closing sales price of the Shares on Nasdaq was $4.59 per Share. On November 13, 2025, the reported closing sales price of the Shares on Nasdaq was $10.69 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.

The Company has never declared or paid cash dividends on the Shares and does not anticipate declaring or paying cash dividends on the Shares in the foreseeable future.

Market for the Shares. If the Offer is completed and we accordingly acquire a number of Shares that satisfies the Minimum Condition and the other conditions to the Merger are satisfied or waived, then, in accordance with the terms of the Merger Agreement, we will effect the Merger as promptly as practicable after the Acceptance Time in accordance with Section 251(h) of the DGCL. As a result of the Merger, there will be no public or other market for the Shares.

Nasdaq Listing. Immediately following the Merger, the Shares will no longer meet the requirements for continued listing on Nasdaq because there will be only one stockholder of the Company, and we intend and will cause the surviving corporation to delist the Shares from Nasdaq.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Registration of the Shares may be terminated by application of the Company to the SEC if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of Shares. Termination of registration of the Shares under the Exchange Act will substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and will make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act is terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We intend to have the Company apply for termination of registration of the Shares under the Exchange Act as soon as practicable after the completion of the Merger.

Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

7.	Certain Information Concerning the Company

The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.

The Company. Evoke Pharma, Inc. (Nasdaq: EVOK) is a Delaware corporation. According to its Annual Report on Form 10-K for the year ended December 31, 2024, the Company is a specialty pharmaceutical company focused primarily on the development and commercialization of drugs to treat gastrointestinal (“GI”) disorders and diseases. Since the Company’s inception, it has devoted its efforts to developing its sole product, Gimoti® (metoclopramide) nasal spray, the first and only nasally-administered product indicated for the relief of symptoms in adults with acute and recurrent diabetic gastroparesis. In June 2020, the Company received approval from the United States Food and Drug Administration (“FDA”) for its 505(b)(2) New Drug Application for Gimoti. The Company launched commercial sales of Gimoti in the United States in October 2020 through its commercial partner, Eversana.

The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:

Evoke Pharma, Inc.

420 Stevens Avenue, Suite 230

Solana Beach, California 92075

(858) 345-1494

Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their compensation, stock options granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters is required to be disclosed in proxy statements distributed to the Company’s stockholders and filed with the SEC. Such information also will be available in the Schedule 14D-9. Copies of such reports, proxy statements and other information filed electronically by the Company with the SEC are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

8.	Certain Information Concerning Parent and Purchaser

Parent.

Parent is a specialty biopharmaceutical company committed to delivering solutions for rare diseases. Founded in 2003, Parent focuses on improving clinical outcomes and enhancing the quality of life for patients with rare diseases through the acquisition and commercialization of orphan and gastrointestinal products in underserved markets. The address of Parent’s principal executive offices and Parent’s phone number at its principal executive offices are as set forth below:

QOL Medical, LLC

3405 Ocean Drive

Vero Beach, FL 32963

(866) 469-3773

Purchaser. Purchaser is a Delaware corporation and a direct wholly-owned subsidiary of Parent, and was formed solely for the purpose of making the Offer and effecting the Merger. Purchaser has not engaged in any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the Merger Agreement. Until immediately before the time Purchaser accepts Shares for purchase in the Offer, it is not anticipated that Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. Upon consummation of the Merger, Purchaser will merge with and into the Company, whereupon the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation.

The address of Purchaser’s principal executive offices and Purchaser’s phone number at its principal executive offices are as set forth below:

QOL-EOS Merger Sub, Inc.

c/o QOL Medical, LLC

3405 Ocean Drive Vero Beach, FL 32963

(866) 469-3773

The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser and Parent and certain other information are set forth in Schedule I to this Offer to Purchase.

During the last five years, none of Purchaser, Parent, or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

None of Purchaser, Parent, or, to the best knowledge of Purchaser and Parent, the persons listed in Schedule I hereto or any associate or other majority-owned subsidiary of Purchaser, Parent, or of any of the persons so listed (i) beneficially owns or has a right to acquire any Shares or any other equity securities of the Company, or (ii) has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days. Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase, none of Purchaser, Parent, or, to the best knowledge of Purchaser and Parent, the persons listed in Schedule I hereto has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations).

During the two years before the date of this Offer to Purchase, there have been (i) no transactions between any of Purchaser, Parent, their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (ii) no negotiations, transactions or material contacts between Purchaser, Parent, their subsidiaries or, to the best knowledge of Purchaser and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

Notwithstanding the foregoing, in connection with the execution of the Merger Agreement, Purchaser entered into Support Agreements (as described in “Section 11 — “The Merger Agreement; Certain Other

Agreements — Support Agreements”) with each of the Support Agreement Parties (as defined in “Section 11 — “The Merger Agreement; Certain Other Agreements — Support Agreements”), which parties in the aggregate, beneficially own approximately 10.4% of the outstanding Shares.

Additional Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO, of which this Offer to Purchase forms a part, and exhibits to the Schedule TO (as it may be amended, supplemented or otherwise modified from time to time, the “Schedule TO”). The Schedule TO and the exhibits thereto, as well as other information filed by Parent and the Purchaser with the SEC, are available and may be obtained at no charge at the SEC’s website at www.sec.gov.

9.	Source and Amount of Funds.

We estimate that we will need approximately $34 million to purchase all of the Shares pursuant to the Offer and to complete the Merger. Parent, or its controlled affiliates, has sufficient cash on hand to provide Purchaser with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer, provide funding for the Merger, make payments for outstanding and unexercised Company Options and Company Warrants, in each case pursuant to the terms of and subject to the conditions set forth in the Merger Agreement, and pay related fees and expenses. We have no specific alternative financing arrangements or alternate financing plans in connection with the Offer or the Merger, and neither the Offer nor the Merger is conditioned upon Parent’s or Purchaser’s ability to finance the purchase of Shares pursuant to the Offer.

10.	Background of the Offer and the Merger; Past Contacts or Negotiations with the Company

Background of the Offer

The following is a description of contacts between representatives of Parent and representatives of the Company and other persons that resulted in the execution of the Merger Agreement. For a review of the Company’s additional activities, please refer to the Schedule 14D-9 that will be filed by the Company with the SEC and mailed to stockholders of the Company.

From time to time in the ordinary course of business, Parent evaluates various business opportunities to enhance shareholder value. These evaluations have included periodic assessments of potential strategic transactions to strengthen Parent’s existing business.

Parent became aware of the Company in 2017. In 2018 and 2020, Parent evaluated the Company as a potential acquisition opportunity through processes managed by Stifel, Nicolaus & Company, Incorporated, the Company’s financial advisor (“Stifel”). In connection with these evaluations, Parent entered into a mutual confidentiality agreement with the Company in 2018 (the “Initial Confidentiality Agreement”).

At the end of March 2025, representatives of Parent discussed with representatives of Stifel Parent’s potential interest in the Company.

On April 7, 2025, with the Initial Confidentiality Agreement having expired, Parent and the Company entered into a second mutual confidentiality agreement (the “Second Confidentiality Agreement”).

In March, July and August of 2025, Stifel and Parent had discussions regarding a possible acquisition of the Company by Parent and potential pricing of the Company.

On August 21, 2025, senior management of Parent and the Company, together with representatives of Stifel, held a conference call to discuss the Eversana CSA.

On August 26, 2025, Parent submitted an initial non-binding indication of interest (the “First Parent Proposal”) to the Company through representatives of Stifel, offering to acquire 100% of the Company’s capital stock for $11.00 per Share in cash.

On August 29, 2025, representatives of Stifel forwarded a bid draft of the Merger Agreement to Parent. The bid draft of the Merger Agreement proposed, among other things: (i) that the acquisition would be structured as an all-cash tender offer followed by a short-form merger pursuant to Section 251(h) of the DGCL, (ii) limited conditions to Parent’s obligations to consummate the Offer and the Merger, and (iii) the ability for the Company to terminate the Merger Agreement in certain circumstances to accept and enter into a definitive agreement with respect to an unsolicited superior offer.

On September 2, 2025, Parent sent a list of key legal issues raised by the bid draft of the Merger Agreement (the “Issues List”) to the Company through representatives of Stifel.

On September 4, 2025, representatives of Latham & Watkins LLP, the Company’s outside counsel (“Latham”), sent comments to the Issues List through Stifel to Parent.

On September 5, 2025, senior management of Parent and representatives of Stifel held a business diligence call to discuss the capitalization of the Company.

On September 8, 2025, senior management of Parent and the Company and representatives of Stifel held a business diligence call to discuss the Company’s supply chain and regulatory and quality matters.

On September 9, 2025, senior management of Parent and the Company held a business diligence call to discuss Eversana’s commercialization obligations and its cost impacts. On the same date, senior management of Parent and the Company and representatives of Stifel and Parent’s outside antitrust counsel conducted a conference call to discuss the Company’s post-marketing commitments.

On September 10, 2025, senior management of Parent and the Company and representatives of Hill, Ward & Henderson, P.A., Parent’s outside counsel (“HWH”), and Latham held a conference call to discuss the Company’s legal and business relationship with Eversana (the “Eversana Matters”), including the history of the relationship, plans for the future of the relationship, terms of the Company’s agreements with Eversana, including the Eversana CSA, and obligations upon a change of control of the Company.

On September 12, 2025, Parent sent a preliminary draft of a letter of intent (the “Second Parent Proposal”) to the Company through representatives of Stifel. The preliminary draft proposed a purchase price of $12.00 per Share of the Company, an exclusivity period, and a $1.5 million termination fee payable by the Company in certain circumstances. On the same date, Parent sent comments to the Issues List to the Company through representatives of Stifel.

On September 16, 2025, senior management of Parent and the Company and representatives of Stifel, HWH and Latham held a conference call to discuss various aspects of the Second Parent Proposal, including the expected operating cash balance upon closing of the Merger, operational restrictions or conditions on cash management during the interim period, the treatment of securities exercisable for Shares of the Company, and employee transition and severance.

On September 19, 2025, representatives of HWH and Latham conducted a conference call to further discuss the treatment of securities exercisable for Shares of the Company.

On September 22, 2025, senior management of Parent and the Company and representatives of Stifel held a conference call to discuss the budget of the Company.

On September 30, 2025, the Company sent a revised draft of the Second Parent Proposal, Issues List and officer severance proposal to Parent through representatives of Stifel.

On October 1, 2025, Parent sent a revised letter of intent (the “Third Parent Proposal”), Issues List, and officer severance proposal to the Company through representatives of Stifel. The Third Parent Proposal proposed a purchase price of $11.00 per share after Parent’s preliminary diligence on the effect of expenses triggered by the transaction, such as the costs of terminating the Company Warrants and Company Options and severance obligations.

On October 2, 2025, Parent and the Company executed the Third Parent Proposal, which included a proposal to acquire 100% of the Company’s capital stock for $11.00 per Share of the Company and provided for an initial 15-day exclusivity period, with two automatic extensions of 15 days and ten days, respectively, provided certain conditions were met. The Third Parent Proposal also provided for payment of a $1.5 million termination fee by the Company in certain circumstances.

On October 7, 2025, representatives of HWH sent a revised bid draft of the Merger Agreement to representatives of Latham, which requested, among other things: (i) that Support Agreements be executed with directors, officers and certain equity holders of the Company and that transition services agreements (“Transition Services Agreements”) be executed with the Company’s officers, all concurrently with the execution of the Merger Agreement, (ii) limiting enrollment in and shortening the exercise period under the Company’s ESPP (as defined below), (iii) clarifying treatment of securities exercisable for Company Shares, (iv) adding representations, interim operating covenants and Offer Conditions (as defined below) relating to the Eversana Matters, and (v) revising the circumstances under which the Merger Agreement may be terminated and the termination fee is payable by the Company.

On October 13, 2025, representatives of Latham sent a revised draft of the Merger Agreement to representatives of HWH, which reflected certain changes, including, among other things: (i) adding representations and warranties relating to Parents’s financial condition, (ii) extending the enrollment period under the ESPP, (iii) providing for the execution of a letter agreement with Eversana (the “Eversana Letter Agreement”) prior to execution of the Merger Agreement, (iv) clarifying the Company’s rights with respect to superior offers, (v) requiring that Parent enter into separation agreements with the Company’s officers, (vi) limiting the Company’s interim operating covenants and removing certain Offer Conditions, and (vii) limiting the circumstances under which a termination fee would be payable by the Company.

On October 15, 2025, representatives of HWH sent a form of Support Agreement to representatives of Latham.

On October 17, 2025, representatives of HWH sent a revised draft of the Merger Agreement to representatives of Latham, which reflected certain changes, including, among other things: (i) reverting to more restrictive interim operating covenants and Offer Conditions with respect to Eversana Matters and adding related termination rights, (ii) expanding the circumstances under which a termination fee would be payable by the Company, and (iii) expanding interim operating covenants with respect to the ESPP.

On October 20, 2025, representatives of Latham sent a revised draft of the form of Support Agreement to representatives of HWH.

On October 21, 2025, senior management of Parent and the Company and representatives of Stifel, HWH and Latham held a conference call to discuss open issues in the Merger Agreement, including the treatment of fraud and breaches of representations and warranties, the scope of representations and warranties, employee matters, director and officer insurance and indemnification post-closing, and termination provisions.

On October 23, 2025, representatives of Latham sent a revised draft of the Merger Agreement to representatives of HWH, which reflected certain changes, including, among other things: (i) limiting the Company’s interim operating covenants, (ii) removing the termination right and Offer Condition with respect to the Eversana Matters, and (iii) requiring that the terms and conditions of the contemplated separation agreements match those set forth in the officers’ respective employment agreements.

On October 24, 2025, senior management of Parent and the Company held a business diligence call to discuss the Eversana Matters.

On October 26, 2025, representatives of HWH sent a revised draft of the form of Support Agreement to representatives of Latham.

On October 27, 2025, senior management of Parent and the Company met with personnel from Eversana in Arizona to obtain answers to high-level questions about the commercialization relationship with the Company. On the same date, representatives of Latham sent initial drafts of the amendments to the employment agreements for the Company’s officers (the “EEAs”) and a revised draft of the form of Support Agreement to representatives of HWH.

On October 28, 2025, representatives of HWH sent a revised draft of the Merger Agreement to representatives of Latham, which among other things (i) proposed a more limited set of interim operating covenants, termination rights, and Offer Conditions with respect to the Eversana Matters, and (ii) added covenants with respect to the Company’s employee and director benefits.

On October 29, 2025, representatives of HWH sent revised drafts of the EEAs and Support Agreement to representatives of Latham. On the same date, the Company and Eversana entered into the Eversana Letter Agreement, which provides, among other things, for payment by the Company to Eversana of $1.0 million of outstanding Cumulative Deferred Costs (as defined in the Eversana CSA) and the outstanding principal and interest owed by the Company under its Loan Agreement with Eversana, each, following a change of control of the Company or expiration of the Eversana CSA, and amends certain commercial terms relating to Eversana’s commercialization obligations. On the same date, Parent’s senior management and representatives of Eversana held a conference call to confirm Eversana’s understanding of the Eversana Letter Agreement.

On October 30, 2025, representatives of HWH and Latham conducted a conference call to discuss (i) severance payments and post-closing consulting payment mechanics as reflected in the Transition Services Agreements and EEAs, and (ii) open issues in the Merger Agreement, which related to the Eversana Matters, interim operating covenants, the scope of representations and warranties, and insurance matters.

On October 31, 2025, representatives of HWH and Latham conducted a conference call to discuss benefits and the tax mechanics in the Transition Services Agreements and EEAs. Following the call, Latham sent revised drafts of the Transition Services Agreements and EEAs to HWH. On the same date, HWH sent revised drafts of the form of Support Agreement to Latham and to counsel of the shareholders proposed to be party to such agreement. Also on the same date, Latham set a revised draft of the Merger Agreement, which reflected certain changes, including, among other things, limiting the interim operating covenants and eliminating the Offer Condition relating to the Eversana Matters in light of the meeting on October 27, 2025 between senior management of Parent and representatives of Eversana.

On November 1, 2025 and November 2, 2025, representatives of HWH and Latham traded near-final drafts of the Merger Agreement. On November 2, 2025, the Support Agreements were finalized. On the same date, representatives of HWH sent revised drafts of the Transition Services Agreements and EEAs to representatives of Latham.

On November 3, 2025, the Support Agreements were executed, and the Transition Services Agreements, EEAs, and Merger Agreement were finalized and executed.

The next morning, November 4, 2025, before the stock market opened in the United States, the Company filed with the SEC a Current Report on Form 8-K announcing the execution of the Merger Agreement, and Parent and the Company issued a joint press release announcing the execution of the Merger Agreement.

11.	The Merger Agreement; Certain Other Agreements

The Merger Agreement

The following summary of certain provisions of the Merger Agreement and all other provisions of the Merger Agreement discussed herein are qualified by reference to the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 4, 2025 and incorporated herein by reference. Stockholders should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used in this Section 11 and not otherwise defined in this Offer to Purchase have the respective meanings set forth in the Merger Agreement.

The Merger Agreement and the summary included below are not intended to provide any other factual information about Parent, Purchaser or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of the Merger Agreement, were solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were the product of negotiations among the parties thereto with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases with respect to the Merger Agreement were qualified by disclosures set forth in a confidential disclosure letter that was provided by the Company to Parent and Purchaser but is not filed with the SEC as part of the Merger Agreement (the “Company Disclosure Letter”). Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Offer to Purchase, may have changed since November 3, 2025, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

The Offer

If the Merger Agreement has not been terminated and the Company has provided Parent and Purchaser all information concerning the Company and the directors and officers of the Company that is required by applicable law or is reasonably requested by Parent to be included in the Schedule TO and is prepared to file with the SEC, and to disseminate to holders of Shares, the Schedule 14D-9 on the same date as Purchaser commences the Offer, Purchaser has agreed to commence the Offer as promptly as practicable, and in no event later than November 18, 2025. Purchaser’s obligation to, and Parent’s obligation to cause Purchaser to, irrevocably accept for payment and pay for any Shares validly tendered and not validly withdrawn pursuant to the Offer will be subject only to the satisfaction or, to the extent waivable by Parent or Purchaser, waiver of each of the Offer Conditions that are described below. On the terms and subject to the conditions and the Merger Agreement, Purchaser will, and Parent will cause Purchaser to, accept for payment, at or as promptly as practicable following the Expiration Time, all Shares validly tendered and not validly withdrawn pursuant to the Offer and pay for all such Shares at or as promptly as practicable following the Acceptance Time (in any event, no later than the first business day after the Expiration Time with respect to acceptance for payment, and no later than the second business day after the Expiration Time with respect to payment for such Shares).

Parent and Purchaser expressly reserve the right, at any time and from time to time, to waive, in whole or in part, any of the Offer Conditions, to make any change in the terms of or conditions to the Offer in a manner consistent with the terms of the Merger Agreement or to increase the Offer Price, provided that, without the prior written consent of the Company, Parent and Purchaser may not (and Parent will not permit Purchaser to):

•	waive or modify the (i) Minimum Condition, (ii) Illegality Condition, or (iii) Termination Condition;

•	change the form of consideration to be paid in the Offer,

•	decrease the Offer Price or the number of Shares sought in the Offer,

•	extend the Offer or the Expiration Time, except as described below,

•	impose conditions or requirements on the Offer other than the Offer Conditions,

•	amend or modify any term or condition of the Offer in any manner that is (or reasonably would be expected to be) adverse to the Company’s stockholders; or

•

make any change in terms of or conditions to the Offer in a manner that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Offer or the Merger or the other transactions contemplated by the Merger Agreement.

If either Parent or Purchaser waives a material condition of the Offer, such party will promptly disseminate such waiver to Company stockholders in a manner reasonably designed to inform them of such waiver and extend the Offer if and to the extent required by applicable Exchange Act rules or otherwise.

Extensions of the Offer

The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides that:

•

Purchaser will (and Parent will cause Purchaser to) extend the Offer (i) for the minimum period required by any applicable law or order, or any rule, regulation, interpretation or position of the SEC or its staff or Nasdaq or its staff and (ii) as may be necessary to resolve any comments of the SEC or Nasdaq or their respective staff, in each case of clauses (i) and (ii), as applicable to the Offer, the Schedule 14D-9 or any other Offer documents; and

•

if, as of the applicable Expiration Time, any of the Offer Conditions have not been satisfied or waived by Parent or Purchaser if permitted under the Merger Agreement, then Purchaser may (and if requested by the Company, will, and Parent will cause Purchaser to), extend the Offer for one or more successive extension periods of up to 10 business days each (the length of such period to be determined by Parent and Purchaser), or any longer period as may be agreed in writing by Parent and the Company, in order to permit the satisfaction of the Offer Conditions, except that if the sole remaining unsatisfied Offer Condition is the Minimum Condition, Purchaser will not be required to extend the Offer for more than three occasions of up to 10 business days each (the length of such period to be determined by Parent and Purchaser, and each such period to end at 11:59 p.m. (New York City time) on the last business day of such period) (or such other period as may be approved in advance in writing by the Company and Parent).

The Merger Agreement provides that Purchaser will not in any event be required to, and Parent will not in any event be required to cause Purchaser to, extend the Offer beyond the Termination Date.

Under certain circumstances described in the Merger Agreement, Parent or the Company may terminate the Merger Agreement and the Offer. The Offer may not be terminated prior to the Expiration Time, unless the Merger Agreement is validly terminated in accordance with its terms. If the Merger Agreement is validly terminated, Purchaser will, and Parent will cause Purchaser to, promptly (and in any event within one business day of such termination), irrevocably and unconditionally terminate the Offer. If Parent and Purchaser terminate the Offer, or the Merger Agreement is terminated prior to Purchaser’s acquisition of Shares in the Offer, Purchaser will, and Parent will cause Purchaser to, promptly return or cause to be returned all Shares that have been tendered in the Offer to the registered holders of such Shares.

The Merger

The Merger Agreement provides that, in accordance with the terms and conditions of the Merger Agreement and the DGCL, at the Effective Time, Purchaser will be merged with and into the Company, whereupon the separate existence of Purchaser will cease, and the Company will continue as the surviving corporation of the Merger and as a subsidiary of Parent. The Merger will be governed by Section 251(h) of the DGCL. Purchaser and the Company will take all necessary and appropriate actions to cause the Merger to become effective as soon as practicable after the Acceptance Time, without a meeting of the Company’s stockholders.

Assuming the consummation of the Offer, the obligations of the Company, Parent and Purchaser to effect the Merger are subject to the satisfaction or, to the extent permitted by applicable law, waiver at or prior to the Effective Time of each of the following conditions:

•	Purchaser has irrevocably accepted for payment all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and Purchaser has consummated the Offer; and

•

The consummation of the Merger will not be restrained, enjoined, prevented or otherwise prohibited or made illegal by any order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental authority of competent jurisdiction then in effect, and there will not be in effect any law that was enacted, promulgated or deemed applicable to the Merger by any governmental authority of competent jurisdiction that restrains, enjoins, prevents or otherwise prohibits the consummation of the Merger.

Certificate of Incorporation and Bylaws

At the Effective Time, (i) by virtue of the Merger and without necessity of further action by the Company or any other person, the certificate of incorporation of the Company will be amended and restated in its entirety to read as set forth in Annex B to the Merger Agreement and (ii) without necessity of further action by the Company or any other person, the bylaws of the Company will be amended and restated in their entirety to read as set forth in Annex C to the Merger Agreement.

Board of Directors and Officers

At the Effective Time, the Company and the surviving corporation will take all necessary action such that (i) the directors of Purchaser immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time will become the directors of the surviving corporation, and (ii) the officers of the Company immediately prior to the Effective Time or such other individuals designated by Parent as of the Effective Time, will be the initial officers of the surviving corporation, each to hold office until the earlier of their resignation, removal or death, or until their respective successors are duly elected and qualified, as the case may be.

Conversion of Company Common Stock at the Effective Time

The Merger Agreement provides that, at the Effective Time, each of the then issued and outstanding Shares (other than (i) Shares owned by the Company, Parent, Purchaser or any direct or indirect wholly-owned subsidiary of Parent or Purchaser, in each case, immediately prior to the Effective Time, (ii) Accepted Shares, or (iii) Shares held by any stockholder as of immediately prior to the Effective Time who is entitled to demand and has properly and validly demanded their statutory right of appraisal of such Shares in compliance in all respects with, Section 262 of the DGCL) will be canceled and extinguished and automatically converted into the right to receive the Offer Price (the “Merger Consideration”) without interest, less any applicable tax withholding.

Each of the Shares that is held by Company stockholders (or held in a voting trust or by a nominee on behalf of a beneficial owner who beneficially owns such Shares) as of immediately prior to the Effective Time who are entitled to demand and who have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance in all respects with Section 262 of the DGCL (collectively, “Dissenting Company Shares”) will not be converted into, or represent the right to receive, the Merger Consideration, but instead will be entitled to receive such consideration as may be determined to be due in respect of such Dissenting Company

Shares pursuant to Section 262 of the DGCL. However, all Dissenting Company Shares held by Company stockholders (or beneficially owned by a beneficial owner that made an appraisal demand with respect thereto) who failed to perfect or who have effectively withdrawn or otherwise lost or forfeited their rights to appraisal of such Dissenting Company Shares under such Section 262 of the DGCL will no longer be considered to be Dissenting Company Shares and will be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the right to receive the Merger Consideration on the terms and conditions set forth in the Merger Agreement.

At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Purchaser or the Company, each issued and outstanding share of Purchaser common stock will be converted into and become one validly issued, fully paid and non-assessable share of common stock of the surviving corporation.

Treatment of Company Stock Options

The Merger Agreement provides that each Company Option that is outstanding as of immediately prior to the Effective Time will accelerate and become fully vested and exercisable immediately prior to, and contingent upon the occurrence of, the Effective Time. Effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised immediately prior thereto will by virtue of the Merger automatically and without any action on the part of the Company, Parent or the holder thereof, be cancelled and converted into the right to receive from the surviving corporation the Option Closing Consideration (it being understood and agreed that such exercise price will not actually be paid to the surviving corporation by the holder of a Company Option); provided, for the avoidance of doubt, that with respect to any Company Option, if the Offer Price is less than the per share exercise price of such Company Option, such Company Option will be canceled and terminated without any consideration payable for such Company Option.

Treatment of Company Warrants

The Merger Agreement provides that, at the Effective Time, each Company Warrant that is outstanding and unexercised as of immediately prior to the Effective Time (excluding, for the avoidance of doubt, any Company Warrant to the extent the holder thereof has elected a cashless exercise of such Company Warrant prior to the Effective Time) will cease to represent a right to acquire Shares. At or following the Effective Time, each holder of a Company Warrant that has an exercise price less than the Offer Price will be entitled to receive the Warrant Consideration. Each holder of a Company Warrant that has an exercise price equal to or greater than the Offer Price will not receive any consideration with respect to such Company Warrant. Any Company Warrant holders that elect to receive the Black Scholes Value (as defined in the applicable Company Warrant) in accordance with their Company Warrants will receive such amount due under the terms of the Company Warrant.

Treatment of Equity Incentive Plans

Prior to the Effective Time, the Company will take all actions reasonably necessary to terminate the Company’s 2013 Equity Incentive Plan, as amended (the “2013 Plan”), effective as of immediately prior to the Effective Time and to effectuate the treatment of the 2013 Plan as contemplated by the Merger Agreement.

Treatment of Employee Stock Purchase Plan

Prior to the Effective Time, the Company will take all actions reasonably necessary to terminate the Company’s 2013 Employee Stock Purchase Plan, as amended (the “ESPP”), effective as of (and subject to the occurrence of) the Effective Time and to effectuate the treatment of the ESPP as contemplated by the Merger Agreement.

Prior to the Effective Time, the Company Board (or, if appropriate, the committee administering the ESPP) will pass such resolutions and take all actions reasonably necessary pursuant to the terms of the ESPP (including as the case may be, amending the ESPP) or otherwise to provide that (i) no individual who is not a participant in the offering period under the ESPP in effect as of the date of the Merger Agreement (the “Final Offering Period”) may enroll in the Final Offering Period, (ii) no new offering period (as such term is defined in the ESPP) or other offering or purchase period will commence, and no existing offering period (including the Final Offering Period) shall be extended, in each case, following the date of the Merger Agreement unless and until the Merger Agreement is terminated in accordance with the terms thereof, and (iii) from and after the date of the Merger Agreement, no new participants or other persons shall be permitted to participate in the ESPP and existing participants will not be permitted to increase their rate of contribution or payroll deductions from those in effect on the date of the Merger Agreement, (iv) if the applicable purchase date with respect to the Final Offering Period would otherwise occur on or after the Effective Time, (A) the final purchase date under the ESPP will be the date as the Company determines in its sole discretion; provided that such date will be within 10 business days prior to the Effective Time (but no later than three days prior to the Effective Time) (the “Final Exercise Date”), and (B) each ESPP participant’s accumulated contributions under the ESPP will be used to purchase whole Shares in accordance with the terms of the ESPP as of the Final Exercise Date, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled at the Effective Time in exchange for the right to receive the Merger Consideration, and (v) subject to the consummation of the Merger, the ESPP shall terminate as of the date of the Effective Time. As promptly as practicable following the purchase of Shares in accordance with the foregoing clauses (A) or (B), the Company will return to each participant the funds, if any, that remain in such participant’s account after such purchase without the payment of interest thereon.

Withholding

Each of the paying agent, Parent, Purchaser and the surviving corporation, as the case may be, are entitled to deduct and withhold from any amounts payable pursuant to the Merger Agreement to any holder or former holder of Shares, Company Options and Company Warrants such amounts as are required to be deducted or withheld therefrom under applicable tax laws. To the extent that such amounts are so deducted and withheld, the paying agent, Parent, Purchaser, or the Surviving Corporation will take all actions as may be necessary to ensure any such amounts so withheld are timely and properly remitted to the appropriate governmental authority. Any amounts deducted and withheld under the Merger Agreement that are timely and properly remitted to the appropriate governmental authority will be treated as having been paid to the person to whom such amounts would otherwise have been paid.

Appraisal Actions

Under the Merger Agreement, the Company will provide prompt notice to Parent of any demands for appraisal received by the Company or withdrawals of such demands received by the Company in respect of Dissenting Company Shares and the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL in respect of Dissenting Company Shares. Prior to the Effective Time, the Company will not, except with the prior written consent of Parent (such consent not to be unreasonably withheld, conditioned or delayed), voluntarily make any payment with respect to any demands for appraisal, or settle or offer to settle any such demands for payment, in respect of Dissenting Company Shares.

Representations and Warranties

In the Merger Agreement, the Company has made representations and warranties to Parent and Purchaser with respect to, among other things:

•	corporate matters, such as organization, valid existence, good standing, corporate power and authority, qualification and organizational documents;

•	capitalization;

•	enforceability of the Merger Agreement;

•	the approval of the Offer and Merger, among other things, by the Company Board;

•	the vote of Company stockholders required to approve the Merger if Section 251(h) of the DGCL was not in effect;

•	non-contravention of applicable law and orders, the Company’s organizational documents and certain contracts;

•	required governmental authorizations;

•	SEC filings, financial statements and internal controls;

•	compliance with Nasdaq requirements and the Sarbanes-Oxley Act of 2002;

•	the absence of off balance sheet arrangements;

•	the absence of undisclosed liabilities;

•	the absence of a Company Material Adverse Effect or other change to the business of the Company since December 31, 2024 through the date of the Merger Agreement;

•	information provided or included in the Schedule TO, Schedule 14D-9 and other documents relating to the Offer;

•	brokers’ fees;

•	employee benefit matters;

•	litigation;

•	tax matters;

•	compliance with laws and permits;

•	environmental matters;

•	intellectual property;

•	data privacy and security;

•	real property;

•	material contracts;

•	regulatory compliance;

•	insurance;

•	compliance with anti-corruption laws;

•	related party transactions;

•	the opinion of its financial advisor;

•	the inapplicability of state takeover laws; and

•	matters relating to the Company’s relationship with Eversana.

Some of the representations and warranties in the Merger Agreement are qualified by materiality qualifications or a “Company Material Adverse Effect” clause. For purposes of the Merger Agreement, “Company Material Adverse Effect” means any change, occurrence, effect, event, circumstance or development (each an “Effect” and collectively, “Effects”) that, individually or in the aggregate with all other Effects, (i) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, liabilities, condition (financial or otherwise) or results of operations of the Company, taken as a whole, or (ii) prevents, materially delays or materially impairs, or would reasonably be expected to prevent, materially delay or materially impair, the ability of the Company to consummate the Offer or the Merger by the Termination Date. However, solely with respect to clause (i), no Effect directly or indirectly resulting from, attributable to or arising out of any of the following will (either alone or in combination) be deemed to be or constitute a “Company Material Adverse Effect,” and no Effect directly or indirectly resulting from, attributable to or arising out of any of the following will (either alone or in combination) be taken into account when determining whether a “Company Material Adverse Effect” has occurred, except, in the case of clauses (i) through (vi) below, to the extent such Effects disproportionately and adversely affect the Company relative to other similarly situated companies operating in the biopharmaceutical industry (in which case, only the incremental disproportionate impact or Effects may be taken into account in determining whether there has occurred a Company Material Adverse Effect):

(i)	general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally;

(ii)

general conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

(iii)	general conditions (or changes in such conditions) in the biopharmaceutical industry;

(iv)

political conditions (or changes in such conditions) in the United States or any other country or region in the world, or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world (including any acts of war in connection with the current disputes involving (i) the Russian Federation and Ukraine or (ii) Israel, Hamas, Lebanon, Syria or Iran);

(v)

earthquakes, hurricanes, tsunamis, tornadoes, floods, epidemics, pandemics, mudslides, wildfires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

(vi)

changes in Law or other legal or regulatory conditions (or the enforcement, implementation or interpretation thereof), or changes in generally accepted accounting principles, as applied in the United States (“GAAP”) or other accounting standards (or the interpretation thereof), in each case, occurring after the date of the Merger Agreement;

(vii)	the announcement of or the pendency or consummation of the transactions contemplated by the Merger Agreement, including the identity of Parent, Purchaser or their affiliates;

(viii)

(1) any results, outcomes, data, adverse events, side effects or safety observations, in each case, arising from any nonclinical or clinical studies or trials that are or have been conducted by or on behalf of the Company or any competitor of the Company (or the announcements thereof), (2) results of meetings with the FDA or other governmental authority (including any communications from any governmental authority in connection with such meetings) relating to any products or product candidates of the Company or any competitor, (3) the determination by, or the delay of a determination by, the FDA or any other governmental authority, or any panel or advisory body empowered or appointed thereby, with respect to the clinical hold, acceptance, filing, designation, approval, clearance, non-acceptance, hold, refusal to file, refusal to designate, non-approval, disapproval or non-clearance of any of the Company’s or any competitor’s product candidates, (4) FDA approval (or other clinical or regulatory developments), market entry or threatened market entry of any product competitive with any of the Company’s product candidates, or any guidance, announcement or publication by the FDA or other governmental authority relating to any products or product candidates of the Company or any competitor, or (5) any manufacturing or supply chain disruptions or delays affecting any Company product (to the extent not caused by any action or omission of the Company), or any developments relating to reimbursement, coverage or payor rules with respect to any Company product;

(ix)

any recommendations, statements or other pronouncements published or proposed by professional medical organizations or any governmental authority, or any panel or advisory body empowered or appointed thereby, relating to any products or product candidates of the Company or any of its competitors;

(x)

any actions by the Company or the failure by the Company to take action, in each case, to which Parent has expressly consented in writing, or which Parent has expressly requested or approved in writing; or the taking of any action by the Company expressly required by the Merger Agreement, or the Company’s failure to take any action expressly prohibited by the Merger Agreement;

(xi)

changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself, or any failure by the Company to meet any estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition of a Company Material Adverse Effect); or

(xii)

any legal proceeding asserted, threatened or commenced after the date of the Merger Agreement against the Company or any of its directors or officers (in their capacity as such) by any Company stockholders (on their own behalf or on behalf of the Company) relating to the Merger Agreement or the transactions contemplated thereby.

except, with respect to the preceding clauses (viii) and (ix), to the extent any such Effect results from (1) any action taken (or the failure to take any action) by or at the express direction of the Company constituting fraud or violation of applicable law or (2) any willful and material failure on the part of the Company to comply with the approved clinical protocol for the development of any product or product candidate, unless Parent will have consented in writing to the taking or failure to take any such action.

In the Merger Agreement, Parent and Purchaser have made representations and warranties to the Company with respect to, among other things:

•	corporate matters, such as organization, valid existence, good standing, corporate power and authority and organizational documents;

•	information provided or included in the Schedule TO, Schedule 14D-9 and other documents relating to the Offer;

•	non-contravention of applicable law and orders, Parent’s or Purchaser’s organizational documents and certain contracts;

•	required governmental authorizations;

•	the enforceability of the Merger Agreement;

•	litigation;

•	that neither is an “interested stockholder” within the meaning of Section 203 of the DGCL;

•	availability of sufficient funds;

•	the operations of Purchaser;

•	brokers’ fees; and

•	the absence of certain arrangements between Parent and Purchaser, on the one hand, and the Company’s stockholders, directors, officers, employees and other affiliates, on the other hand.

Operating Covenants

The Merger Agreement provides that except (i) as described in the Company Disclosure Letter, (ii) as required by applicable law, (iii) as consented to in writing by Parent (which consent shall not be unreasonably withheld, conditioned, or delayed, provided, that, Parent, may, in its sole discretion, withhold its consent with respect to certain operating covenants as described in the Merger Agreement, or (iv) as required or expressly provided for by the Merger Agreement, during the period from the date of the Merger Agreement and continuing until the earlier of the termination of the Merger Agreement and the Effective Time (the “Pre-Closing Period”), the Company will use its reasonable best efforts to conduct its operations according to its ordinary course of business and in all material respects consistent with past practice, and the Company will use its reasonable best efforts to preserve intact its business organization, including keeping available the services of its key employees, and to preserve the present relationships with those persons having significant business relationships with the Company.

The Merger Agreement also contains specific covenants restricting the Company from taking certain actions during the Pre-Closing Period (subject to the same exceptions listed above and certain additional exceptions specified in the Merger Agreement) including, among other things, not to:

•	adopt any amendments to its certificate of incorporation or bylaws, or other governing documents of the Company;

•

issue, sell, grant options or rights to purchase, pledge, or authorize or propose the issuance, sale, grant of options or rights to purchase or pledge, any securities of the Company, other than Shares issuable (A) with respect to the exercise, vesting or settlement of Company Options outstanding as of the date of the Merger Agreement or granted in compliance with the Merger Agreement, (B) in respect of the Final Offering Period pursuant to the ESPP in accordance with the Merger Agreement or (C) upon the exercise or settlement of Company Warrants outstanding as of the date of the Merger Agreement;

•

commence any new Final Offering Period (as such term is defined in the ESPP) under the ESPP, permit any individual who is not a current participant in the Final Offering Period to enroll or participate in such Final Offering Period, or permit any employee or participant to increase their rate of contribution or payroll deductions with respect to the Final Offering Period from those that are in effect as of the date of the Merger Agreement;

•	acquire, repurchase or redeem or offer to acquire, repurchase or redeem, directly or indirectly, or amend any securities of the Company (with certain exceptions);

•

split, combine, subdivide or reclassify its capital stock or any other securities of the Company or declare, set aside, make or pay any dividend or distribution or deemed distribution (whether in cash, stock or property or any combination thereof) on any shares of its capital stock or other securities of the Company;

•

(i) acquire, by means of a merger, consolidation, recapitalization or otherwise, any material business, assets or securities for consideration in excess of $50,000, (ii) sell, lease, or otherwise dispose of any assets of the Company with a fair market value in excess of $50,000, (iii) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization or restructuring or (iv) form any subsidiary (in the case of (i) and (ii), with certain exceptions);

•	incur, assume or otherwise become liable or responsible for, or materially modify the terms of, any indebtedness for borrowed money (with certain exceptions);

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person;

•

make any loans, advances (other than for ordinary course business expenses in a manner consistent with past practice) or capital contributions to, or investments in, any other person in excess of $50,000 (with certain exceptions);

•	change, in any material respect, any financial accounting methods, principles or practices used by it, except as required by GAAP;

•

except as required by applicable law, (A) make, change, revoke or rescind any material election relating to taxes other than in the ordinary course of business, (B) file any material tax return in a manner materially inconsistent with past practices, or make any material amendment with respect to any material tax return, (C) settle or compromise any material tax liability for an amount that materially exceeds the amount disclosed, reflected or reserved against in the financial statements contained in the Company SEC reports, (D) execute any closing agreement relating to a material amount of tax with any taxing authority (except in connection with a settlement of a tax liability for an amount that does not materially exceed the amount disclosed, reflected or reserved against in the financial statements contained in the Company SEC reports) (E) consent to any extension or waiver of any statute of limitations relating to the payment of any material taxes of or with respect to the Company (other than automatically granted extensions to file tax returns), or (F) surrender any right to claim a material tax refund;

•

except as required by applicable law or pursuant to a Company benefit plan in effect on the date of the Merger Agreement and listed in the Disclosure Letter, (i) grant any severance or termination pay, change in control or retention compensation or benefits to the Company’s employees, officers, directors or individual consultants or independent contractors, (ii) grant any increases in the compensation or benefits payable to the Company’s employees, officers, directors or individual consultants or independent contractors (including any increases in severance, termination protection, change in control, retention, or similar compensation or benefits), (iii) adopt, enter into, amend or terminate any material benefit plan, (iv) grant, pay or award, or commit to grant, pay or award, any bonuses, incentive compensation, Company Options or any other equity or equity-based compensation, (v) take any action to accelerate any rights or benefits under any benefit plan, or the funding of any payments or benefits under any benefit plan, (vi) establish, adopt or enter into any plan, agreement or arrangement, or otherwise commit to, gross up or indemnify, or otherwise reimburse any current or former service provider for any tax incurred by such service provider, including under Section 409A or Section 4999 of the Code, or (vii) hire or engage the services of any individual as an employee, officer, director or individual consultant or independent contractor, or terminate the service of any employee, officer, director or individual consultant or independent contractor with an annual base salary or annual wage rate of greater than $100,000 (other than for cause or upon resignation or due to death or disability);

•	enter into any collective bargaining or similar labor contract;

•

(A) make or authorize any capital expenditure or incur any obligations, liabilities or indebtedness in respect thereof or make or authorize any other payments, cash, outlays or other expenditures, except for those contemplated by the operating budget for the relevant fiscal year, which operating budget has been made available to Parent prior to the date of the Merger Agreement, or (B) make any modifications to or adopt any new operating budget or similar forecast (for fiscal year 2026 or otherwise);

•

(i) (A) settle any suit, action, claim, proceeding or investigation or other legal proceeding or a settlement (1) solely for monetary damages (net of insurance proceeds received) not in excess of $50,000 individually or in the aggregate and (2) without imposing any (a) criminal liability by the Company or its affiliates, (b) admission of any wrongdoing by the Company or its affiliates, or (c) material restrictions on the business or activities of the Company, the surviving corporation or Parent, or (B) commence any suit, action, claim, proceeding, investigation or other legal proceeding;

•

dispose of, sell, transfer, assign, encumber, pledge, abandon, dedicate to the public, fail to maintain, or allow to lapse, in whole or in part, any material Company Intellectual Property Rights, other than required by appliable law in the ordinary course of business;

•

except in the ordinary course of business or in connection with any transaction to the extent specifically permitted by the Merger Agreement (i) enter into any contract that would, if entered into prior to the date of the Merger Agreement, be a “material contract,” except for any statement of work, purchase order or similar ancillary agreement or documentation issued under an existing material contract, in each case not in excess of $50,000 individually, or (ii) modify, amend or terminate (other than any expiration in accordance with its terms) any material contract or any contract or waive, release or assign any material rights or material claims under any material contract or any contract entered into in accordance with the immediately preceding clause (i);

•	adopt or implement any stockholder rights plan or similar arrangement or enter into any agreement with respect to the voting or registration of any securities of the Company;

•

(i) exercise any voluntary right of termination available to the Company pursuant to the Eversana CSA, or (ii) take any action or omit to take any action that would constitute a material breach or (with or without the giving of notice, the passage of time or both) would constitute a default or give rise to a right of termination, cancellation, modification or acceleration under the Eversana CSA by Eversana;

•

(i) enter into any new line of business or launch, design or develop any new Company product; or (ii) commence, alone or with a third party, any material research and development program, or initiate or undertake, or commit to initiate or undertake, any new clinical trial or preclinical study, in each case, with respect to any existing or prospective Company product;

•

enter into any joint venture, partnership, limited liability company, clinical or commercial collaboration agreement or any other material collaboration, development, partnership or similar arrangement;

•

subject to any applicable law, make any non-routine, material submissions or filings to the FDA or any other applicable governmental authority related to any Company product, without, to the extent practicable and legally permissible, providing Parent with a reasonable opportunity to review and comment upon such non-routine, material submissions or filings, which such comments the Company shall consider in good faith, provided that any such views or other responses are submitted by Parent to the Company within five (5) days following the Company’s notice to Parent of any of the foregoing (provided, however, nothing in the Merger Agreement shall oblige the Company to incorporate any particular comments, views, or other feedback provided by Parent with respect to any filings or submissions made to the FDA or any comparable governmental authority); or

•	agree or commit, in writing or otherwise, to take any of the foregoing actions.

Notwithstanding the foregoing, nothing in the Merger Agreement is intended to give Parent or Purchaser, directly or indirectly, the right to control or direct the business or operations of the Company at any time prior to the Acceptance Time. Prior to the Acceptance Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its business and operations.

Directors’ and Officers’ Indemnification and Insurance

The surviving corporation will honor and fulfill in all respects the obligations of the Company under (i) certain existing indemnification agreements, in each case, between the Company and any of its current or former directors and officers prior to the Effective Time, and any person who becomes a director or officer of the Company, prior to the Effective Time (collectively, the “Indemnified Persons”), and (ii) indemnification, expense advancement and exculpation provisions in the certificate of incorporation or bylaws of the Company, in each case as in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the surviving corporation will cause the certificates of incorporation and bylaws of the surviving corporation to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the certificates of incorporation and bylaws of the Company as of the date of the Merger

Agreement, and during such six year period, such provisions will not be repealed, amended or otherwise modified (whether by merger, consolidation, division, conversion, domestication, transfer, continuance, share exchange, operation of law or otherwise) in any manner adverse to the Indemnified Persons except as required by applicable law or as provided in the Merger Agreement.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the surviving corporation will indemnify and hold harmless each Indemnified Person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative (each an “Indemnified Proceeding”), to the extent such Indemnified Proceeding arises directly or indirectly out of or pertains or relates directly or indirectly to (i) any action or omission or alleged action or omission in such Indemnified Person’s capacity as director, officer or employee of the Company or by reason of (or the fact that such Indemnified Person is or was serving as) a director, officer or employee of the Company, to the extent that such action or omission, or alleged action or omission, occurred prior to or at the Effective Time, (ii) any of the transactions contemplated by the Merger Agreement or (iii) the enforcement of any of the rights of such Indemnified Person (or his or her heirs or legal representatives) under the indemnification provisions of the Merger Agreement, provided that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnified Person delivers to the surviving corporation a written notice of any prospective, threatened or actual Indemnified Proceeding for which indemnification or advancement may be sought under the indemnification provision of the Merger Agreement, then the obligations of the surviving corporation will survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved, provided, further, that notwithstanding anything in the indemnification provision of the Merger Agreement to the contrary, the surviving corporation shall not be obligated under the indemnification provision of the Merger Agreement, to provide any indemnification in favor of an Indemnified Person in connection with any legal proceeding (or any part of any legal proceeding) arising out of (A) such Indemnified Person’s actions or omissions (or alleged actions or omissions) which the surviving corporation has determined was conducted in bad faith, fraudulent or deliberately dishonest or constituted willful misconduct, or (B) a breach by such Indemnified Person of any agreement with Purchaser or the surviving corporation or of such Indemnified Person’s duty of loyalty to the surviving corporation or resulting in any personal profit or advantage to which such Indemnified Person is not legally entitled. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the surviving corporation will advance, prior to the final disposition of any Indemnified Proceeding for which indemnification may be sought under the Merger Agreement, promptly following a request by an Indemnified Person therefor, all costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses) incurred by such Indemnified Person in connection with any such Indemnified Proceeding upon receipt of an undertaking by such Indemnified Person, to the extent required by law, to repay such advances if it is ultimately decided in a final, non-appealable judgment by a court of competent jurisdiction that such Indemnified Person is not entitled to indemnification therefor hereunder.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the surviving corporation will maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement. However, the surviving corporation will not be required to pay an annual premium for such “tail” insurance policies in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The surviving corporation shall maintain such “tail” insurance policies in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time. For six years after the date upon which the Closing actually occurs pursuant to the Merger Agreement (the “Closing Date”), Parent will make available to the surviving corporation up to $500,000 to satisfy retention obligations applicable to the D&O insurance tail policy; provided, however, that Parent’s aggregate liability and obligations is limited to $500,000.

Standard of Efforts

Each of Parent, Purchaser and the Company has agreed to use reasonable best efforts to take, or cause to be taken, all actions that are necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Offer, the Merger and each of the other transactions contemplated by the Merger Agreement, including using reasonable best efforts to (i) cause each of the Offer Conditions described in Section 15 “ — Conditions to the Offer” and the conditions to the Merger described in the subsection “— The Merger” to be satisfied, in each case as promptly as practicable after the date of the Merger Agreement, (ii) obtain, as promptly as practicable after the date of the Merger Agreement, and maintain all necessary actions or non-actions and consents from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Offer and the Merger, (iii) resist, contest, appeal and remove any legal proceeding and have vacated, lifted, reversed or overturned any order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, restricts or restrains the consummation of the transactions contemplated by the Merger Agreement, (iv) on the reasonable written request of Parent or Purchaser, obtain all necessary or appropriate consents under any material contracts to which the Company is a party in connection with the Merger Agreement and the consummation of the transactions contemplated thereby, and (v) reasonably cooperate with the other party or parties with respect to any of the foregoing. Notwithstanding anything to the contrary in the Merger Agreement, the Company shall not be required prior to the Effective Time to pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or agree to enter into any amendments, supplements or other modifications to (or waivers of) the existing terms of any contract), or provide additional security (including a guaranty) or otherwise assume or incur or agree to assume or incur any liability that is not conditioned upon the consummation of the Merger, to obtain any consent of any person (including any governmental authority) under any contract.

During the period from the date of the Merger Agreement until the Effective Time, Parent must not, and must cause its affiliates not to, directly or indirectly, (i) acquire, purchase, lease or license (or agree to acquire, purchase, lease or license), by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, any business or any corporation, partnership, association or other business organization or division or part thereof, or any securities or collection of assets, if doing so would or would reasonably be expected to (A) result in any delay beyond the Termination Date in obtaining, or materially increase the risk of not obtaining prior to the Termination Date, any consent of any governmental authority required in connection with the Transactions contemplated by the Merger Agreement (including the Merger) or (B) restrict, prevent, prohibit, impede or delay the consummation of the Offer, the Merger or any of the other transactions contemplated by the Merger Agreement.

Employee Matters

The surviving corporation will cause the employment of each of the key employees to be terminated effective immediately following the Effective Time in compliance with applicable laws. In connection with the Merger, the surviving corporation will pay to each key employee, on the Closing Date, his or her accrued but unpaid base salary through the Closing Date plus an amount equal to the accrued and unpaid vacation and paid-time-off (PTO) benefits as of such date. In connection with such terminations, Parent shall cause the surviving corporation to enter into a separation agreement and general release of claims on the Closing Date with each such key employee in the form attached to the employment agreements with each of the key employees as in effect on the date hereof, and to pay the applicable severance amounts thereunder at such times and subject to such conditions as are specified in each respective separation agreement.

Transaction Litigation

The Company has agreed to promptly (and in any event within two business days) advise Parent of any legal proceeding threatened in writing to the Company or asserted, or commenced after the date of the Merger Agreement against the Company and/or any of its directors or officers (in their capacity as such) by any Company stockholders (on their own behalf or on behalf of the Company) relating to the Merger Agreement or the transactions contemplated by the Merger Agreement (any such legal proceeding, “Transaction Litigation”), and will keep Parent reasonably informed regarding any such Transaction Litigation. The Company agreed to give Parent the opportunity to (a) participate in the defense, prosecution, settlement or compromise of any Transaction Litigation, and (b) consult with legal counsel to the Company regarding the defense, prosecution, settlement or compromise with respect to any such Transaction Litigation. The Company will not settle or compromise or agree to settle or compromise any Transaction Litigation, or file any supplemental disclosures to moot or otherwise address the claims in any legal proceeding, other than with respect to comments from the SEC or its staff regarding the Schedule 14D-9 or other offer documents, without Parent’s prior written consent (which consent will not be unreasonably withheld, conditioned or delayed).

The Company Board Recommendation

The Company Board, at a meeting duly called and held at which all of the directors of the Company were present, duly and unanimously:

(i)

determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement in accordance with the DGCL;

(ii)

adopted, approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained in the Merger Agreement and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein;

(iii)

resolved that the Merger Agreement and the Merger be effected under Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the stockholders of the Company;

(iv)

resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer; and

(v)

to the extent necessary, adopted a resolution having the effect of causing the Merger Agreement and the transactions contemplated thereby not to be subject to any anti-takeover laws that might otherwise apply to the transactions contemplated thereby (the preceding clauses (i) through (iv), the “Company Board Recommendation”), which resolutions, except to the extent expressly permitted by the Merger Agreement, have not been rescinded, modified or withdrawn in any way.

No Solicitation

At all times during the Pre-Closing Period, the Company will not, and will not authorize or knowingly permit any of its representatives to, directly or indirectly:

(i)

solicit, initiate, propose, induce, knowingly encourage or knowingly facilitate (including by way of providing information), any inquiry, proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal (as defined below);

(ii)

furnish to any person (other than Parent, Purchaser or any their designees or representatives) any non-public information or data relating to the Company, or afford to any person (other than Parent, Purchaser or any of their designees or representatives) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of the Company, in any such case with the intent to facilitate the making, submission or announcement of, or otherwise in connection with or in response to any inquiry, offer or proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal;

(iii)

participate or engage in any substantive discussions or negotiations with any person with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal (except, solely in response to an inquiry that did not result from a breach of the non-solicitation or change in Company Board Recommendation provisions of the Merger Agreement, to refer the person making such inquiry to the non-solicitation provisions of the Merger Agreement and to limit its conversation or other communication exclusively to such referral);

(iv)

enter into any merger agreement, purchase agreement, letter of intent or similar agreement with respect to an Acquisition Transaction (as defined below) (other than certain confidentiality agreements meeting certain requirements, as specified in the Merger Agreement);

(v)

exempt any person (other than Parent, Purchaser or any of their designees or representatives) from the restriction on “business combinations” under Section 203 of the DGCL or any similar provision contained in applicable anti-takeover laws and regulations, the Company’s certificate of incorporation or bylaws or similar governing document, or grant a waiver under Section 203 of the DGCL;

(vi)

grant any waiver, amendment or release of or under, or fail to enforce, any confidentiality, standstill or similar agreement (or any confidentiality, standstill or similar provision of any other contract), subject to the Section 6.2(c) Exception (as defined below); or

(vii)	resolve, propose or agree to do any of the foregoing.

Subject to certain exceptions described below, during the Pre-Closing Period, the Company will immediately cease all existing discussions or negotiations with any person (other than Parent, Purchaser and their representatives) conducted prior to the date of the Merger Agreement with respect to any inquiry, proposal, request or offer that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal. Promptly (and in any event within twenty-four hours after the date of the Merger Agreement, the Company will, and will cause its representatives to, terminate access by any person (other than Parent, Purchaser and their representatives) to any physical or electronic data room relating to a potential Acquisition Proposal (or prior discussions in respect of a potential Acquisition Proposal) and within two business days after the date of the Merger Agreement request that each person (other than Parent, Purchaser and their representatives) that has executed a confidentiality agreement relating to a potential Acquisition Proposal promptly return to the Company or destroy all non-public documents and materials containing non-public information of the Company that has been furnished by the Company or any of its representatives to such person pursuant to the terms of such confidentiality agreement. Notwithstanding anything to the contrary contained in the Merger Agreement, the Company and its representatives may inform a person that has made or is considering making an Acquisition Proposal of the provisions of the No Solicitation provision in the Merger Agreement.

From the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement and the Effective Time, promptly, and in any event within 24 hours following receipt of an Acquisition Proposal or any inquiry, proposal or offer that expressly contemplates or would reasonably be expected to lead to an Acquisition Proposal, the Company will provide Parent with written notice of such Acquisition Proposal or inquiry, proposal or offer (or, if oral, a summary of the material terms and conditions thereof) and the identity of the person making such Acquisition Proposal, inquiry, proposal or offer. The Company will keep Parent reasonably informed on a reasonably prompt basis with respect to the status of or any material developments, discussions or negotiations regarding, any Acquisition Proposal, or inquiry, proposal or offer that expressly contemplates or could reasonably be expected to lead to an Acquisition Proposal, and the material terms and conditions thereof (including any change in price or form of consideration or other material amendment thereto), including by providing a copy of material documentation and summary of communications (which will include any proposals or offers) relating thereto that is exchanged between the person (or its representatives) making such Acquisition Proposal and the Company (or its representatives) within 24 hours after the receipt or delivery thereof. For the avoidance of doubt, all information provided to Parent pursuant to the Merger Agreement will be subject to the terms of the Confidentiality Agreement.

Notwithstanding anything to the contrary in the Merger Agreement, if at any time prior to the Effective Time, the Company or any of its representatives has received an unsolicited, bona fide Acquisition Proposal from any person or group of persons that did not result from a breach of the non-solicitation or change in Company Board Recommendation provisions of the Merger Agreement, then if the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its financial advisor(s) and outside legal counsel, that such Acquisition Proposal constitutes or is reasonably likely to lead to a Superior Proposal and that the failure to take such action described in clause (i), (ii) or (iii) below would be inconsistent with its fiduciary duties under applicable law, then the Company and any of its representatives may (i) enter into an acceptable confidentiality agreement meeting certain specified requirements, as set forth in the Merger Agreement, with such person or group of persons, (ii) furnish information with respect to the Company to the person or group of persons making such Acquisition Proposal (provided that (1) the Company will substantially concurrently provide or make available to Parent any non-public information concerning the Company that is provided to such person or group of persons and which was not previously provided or made available to Parent and (2) the Company will have entered into an acceptable confidentiality agreement meeting certain specified requirements, as set forth in the Merger Agreement, with such person or group of persons) and (iii) after entering into such acceptable confidentiality agreement, participate and engage in discussions or negotiations with the person or group of persons making such Acquisition Proposal regarding such Acquisition Proposal. Prior to or substantially concurrently with the Company first taking any of the actions described in clauses (i), (ii) or (iii) of the immediately preceding sentence with respect to an Acquisition Proposal, the Company will provide written notice to Parent of the determination of the Company Board (or a committee thereof) made pursuant to the immediately preceding sentence. Notwithstanding anything to the contrary set forth in the Merger Agreement, the Company will be permitted to terminate, amend or otherwise modify, waive or fail to enforce any provision of any such confidentiality, “standstill” or similar agreement to the extent necessary to permit the applicable person (if such person has not been solicited in breach of the non-solicitation provision of the Merger Agreement) to make an Acquisition Proposal on a confidential basis to the Company Board if (1) the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with its outside legal counsel, that failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law and (2) such person agrees that the Company will not be prohibited from providing any information to Parent (including regarding any such Acquisition Proposal) in accordance with, and otherwise complying with, the non-solicitation or change in Company Board Recommendation provisions of the Merger Agreement (the “Section 6.2(c) Exception”).

“Acquisition Proposal” means any inquiry, request for information, offer or proposal (other than an inquiry, request for information, offer or proposal by or on behalf of Parent or Purchaser or any of their respective affiliates) to engage in an Acquisition Transaction or that would reasonably be expected to lead to an inquiry, offer or proposal for an Acquisition Transaction.

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) resulting in:

•

any acquisition by any person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than 20% of the outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any person or “group” beneficially owning more than 20% of the outstanding voting securities of the Company;

•

any share issuance, merger, consolidation, business combination, recapitalization, reorganization, tender offer, self-tender, exchange offer, stock acquisition, binding share exchange or other similar transaction involving the Company (i) pursuant to which any person or “group,” other than the Company stockholders (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than 20% of the voting power of the surviving entity or (ii) as a result of which the Company stockholders (as a group) immediately prior to the consummation of such transaction would hold Shares representing less than 80% of the voting power of the surviving entity after giving effect to the consummation of such transaction;

•

any sale, exclusive license or disposition of (whether through any merger, reorganization, consolidation, asset acquisition, business combination, recapitalization liquidation or dissolution), or joint venture, or other similar transaction involving, more than 20% of the assets of the Company determined on a fair market value basis;

•	any liquidation or dissolution of the Company;

•

any sale of the rights of, license (other than any non-exclusive and non-material license granted by the Company in the ordinary course of business or expressly permitted to be granted by the Company pursuant to the terms of the Merger Agreement) of, or joint venture or other similar transaction involving any product of the Company; or

•	any combination of the foregoing;

provided, however, that the Offer, the Merger and the other Transactions will not be deemed an Acquisition Transaction in any case.

“Superior Proposal” means a bona fide written Acquisition Proposal made after the date of the Merger Agreement by a third party on terms that the Company Board (or a duly authorized committee thereof) determines in good faith, after consultation with outside legal counsel and its financial advisor(s), taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal, to be more favorable to the Company stockholders from a financial point of view than the terms of the Offer and Merger (including any adjustment to the terms and conditions proposed by Parent in response to such proposal), and is reasonably likely to be consummated on the terms proposed without undue delay; provided, however, that for purposes of the references to an “Acquisition Proposal” or an “Acquisition Transaction” in this definition of a “Superior Proposal,” all references to (a) “more than twenty percent (20%)” in the definition of “Acquisition Transaction” will be deemed to be references to “a majority” and (b) “less than eighty percent (80%)” will be deemed to be references to “less than a majority.”

Company Board Recommendation Change

As described above, and subject to the provisions described below, the Company Board has determined to recommend that Company stockholders accept the Offer and tender their Shares to Purchaser in the Offer. The Company Board also agreed to include its recommendation with respect to the Offer in the Schedule 14D-9 and has permitted Parent to refer to such recommendation in this Offer to Purchase and documents related to the Offer.

Under the Merger Agreement, except as described below (any such action referred to in the Merger Agreement as a “Company Board Recommendation Change”), neither the Company Board nor any duly authorized committee thereof will:

•

withdraw, amend, modify or qualify in a manner materially adverse to Parent or Purchaser, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner materially adverse to Parent or Purchaser, the Company Board Recommendation;

•	publicly approve or recommend an Acquisition Proposal;

•	fail to include the Company Board Recommendation in the Schedule 14D-9 when disseminated to the stockholders of the Company;

•

if any Acquisition Proposal is structured as a tender offer or exchange offer for the outstanding Shares and is commenced pursuant to Rule 14d-2 under the Exchange Act (other than by Parent or an affiliate of Parent), fail to recommend, within 10 business days (as defined in Rule 14d-1(f) promulgated under the Exchange Act) after such commencement, against acceptance by the Company stockholders of such tender offer or exchange offer and reaffirm the Company Board Recommendation (provided that the taking of no position or a neutral position by the Company Board in respect of the acceptance of any such tender offer or exchange offer as of the end of such period will constitute a failure to recommend against acceptance of any such offer);

•

fail to reaffirm the Company Board Recommendation within 10 business days (as defined in Rule 14d-1(f) promulgated under the Exchange Act) after receipt of a written request of Parent following the public announcement of any Acquisition Proposal;

•	take any action to exempt any person (other than Parent or its subsidiaries) or any action taken by any person (other than Parent and its subsidiaries) from any anti-takeover law; or

•	publicly propose to do any of the foregoing.

However, notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, a “stop, look and listen” communication by the Company Board or any committee thereof to the Company stockholders pursuant to Rule 14d-9(f) of the Exchange Act or any action contemplated by the relevant section of the Merger Agreement will not be prohibited under the terms of the Merger Agreement nor will it be deemed to be a Company Board Recommendation Change or to constitute a breach of the Merger Agreement; provided that any such disclosure by the Company will state that the Company Board Recommendation continues to be in effect unless, prior to the time of such public disclosure, a Company Board Recommendation Change has been made in compliance with the relevant section of the Merger Agreement.

Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, the Company Board (or a committee thereof) may (i) in response to (1) an Acquisition Proposal received after the date of the Merger Agreement that did not result from a breach of the non-solicitation provision of the Merger Agreement, or (2) the occurrence of an Intervening Event, effect a Company Board Recommendation Change, or (ii) in response to an Acquisition Proposal received after the date of the Merger Agreement that did not result from a breach of the non-solicitation provision of the Merger Agreement, enter into a definitive agreement with respect to such applicable Acquisition Proposal and terminate the Merger Agreement, provided that:

(i)

the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to take such action would be inconsistent with its fiduciary duties under applicable law,

(ii)

in the case of receipt of an Acquisition Proposal, the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor(s) and outside legal counsel) that such Acquisition Proposal constitutes a Superior Proposal,

(iii)

the Company provides written notice to Parent at least two business days prior to effecting a Company Board Recommendation Change or terminating the Merger Agreement of its intent to take such action, specifying the reasons therefor (a “Change of Recommendation Notice”),

(iv)

prior to effecting such Company Board Recommendation Change or terminating the Merger Agreement, the Company will, and will cause its representatives to, be reasonably available to negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such two business day period to make such adjustments in the terms and conditions of the Merger Agreement as would obviate the basis for a Company Board Recommendation Change or the termination of the Merger Agreement, and

(v)

no earlier than the end of such two business day period, the Company Board (or a committee thereof) determines in good faith (after consultation with its financial advisor(s) and outside legal counsel), after considering any amendments to the terms and conditions of the Merger Agreement proposed by Parent in a binding written offer irrevocably made by Parent during such two business day period, that the failure to take such action would be inconsistent with its fiduciary duties under applicable law (and, in the case of receipt of such Acquisition Proposal, that such Acquisition Proposal continues to constitute a Superior Proposal).

Following delivery of a Change of Recommendation Notice in the case of a Superior Proposal, in the event of any material and adverse change to the financial terms (including any change to the amount or form of consideration payable) or other material and adverse revision to the material terms or conditions of such Acquisition Proposal, the Company will provide a new Change of Recommendation Notice to Parent, and any Company Board Recommendation Change or termination of the Merger Agreement following delivery of such new Change of Recommendation Notice will again be subject to clauses (iii) through (v) above for a period of two business days.

Nothing in the Merger Agreement will prohibit the Company or the Company Board (or a committee thereof) from (i) taking and disclosing to the Company stockholders a position contemplated by Rule 14e-2(a) under the Exchange Act or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or complying with the provisions of Rule 14d-9 promulgated under the Exchange Act, and (ii) making any disclosure to the Company stockholders if the Company Board (or a committee thereof) determines in good faith (after consultation with its outside legal counsel) that the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company stockholders under applicable law.

“Intervening Event” means a material Effect occurring after the date of the Merger Agreement that (i) was not known to, or reasonably foreseeable by, the Company Board as of the date of the Merger Agreement or, if known, the material consequences of which were not reasonably foreseeable to the Company Board as of the date of the Merger Agreement and (ii) does not relate to (1) an Acquisition Proposal, (2) any change, in and of itself, in the market price or trading volume of the Shares, (3) any change in conditions generally (including any regulatory changes) affecting the biopharmaceutical industry, or (4) the fact that the Company exceeds any internal or published industry analyst projections or forecasts or estimates of revenue, earnings or other financial or operating metrics for any period; provided, however, that the underlying cause of any Effect in the preceding clauses (2) or (4) may constitute or be taken into account in determining whether there has been an Intervening Event.

Section 16 Matters

The Company will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Access to Information

The Company has agreed to afford Parent and its representatives reasonable access during normal business hours, on reasonable advance written notice, to the books, records, personnel, facilities, properties and assets of the Company, in each case, subject to customary exceptions and limitations. Notwithstanding anything to the contrary in the Merger Agreement, the Company will not be required to prepare any reports, analyses, appraisals, opinions or other information.

Payoff of Loan Agreement

The Company shall use its reasonable best efforts to obtain and deliver to Parent, (a) at least one business date prior to the Closing Date, a customary payoff letter with respect to the Loan Agreement and (b) promptly after the Closing Date, other customary documents relating to the release of guarantees and liens under the Loan Agreement and any related security documents.

Eversana Matters

Prior to the Company and Eversana agreeing to any deviation from the commercialization budget set forth in the Eversana Letter Agreement, the Company shall keep Parent and Purchaser reasonably apprised of any such negotiations or discussions, and reasonably consult with Parent and Purchaser in connection therewith.

401(k) Plan

The Company shall take all actions reasonably necessary to terminate the Evoke Pharma, Inc. Retirement Savings Plan (the “Company 401(k) Plan”) effective as of the date immediately prior to (and subject to the occurrence of) the Effective Time. The Company Board shall pass such resolutions and take all actions reasonably necessary pursuant to the terms of the Company 401(k) Plan (including, as the case may be, amending the Company 401(k) Plan or otherwise) to provide (i) no further contributions shall be made to the Company 401(k) Plan with respect to compensation earned after the termination effective date (to the extent permitted by the terms of the Company 401(k) Plan and applicable law), (ii) all accounts maintained under the Company 401(k) Plan to the extent not already vested shall become 100% vested on the termination effective date, (iii) for any changes required to bring the Company 401(k) Plan in compliance with current law; and (iv) that all account balances maintained under the Company 401(k) Plan shall be distributed to the Company 401(k) Plan participants as soon as administratively feasible after the termination effective date at such time as may be determined by the Company 401(k) Plan administrator and in accordance with the terms of the Company 401(k) Plan and applicable law, including the Code, the Employee Retirement Income Security Act of 1974, as amended, and any applicable regulations thereunder.

Non-Employee Director Compensation Policy

As soon as practicable following the date hereof, the Company shall take all actions reasonably necessary to (i) terminate the Evoke Pharma, Inc. Non-Employee Director Compensation Policy (the “Company Non-Employee Director Compensation Policy”), effective as of immediately prior to (and subject to the occurrence of) the Effective Time, (ii) make any outstanding payments or equity awards that may be owed or due under the terms of the Company Non-Employee Director Compensation Policy for any and all periods prior to the Closing Date, and (iii) provide that none of the non-employee members of the Company Board shall be entitled to any payments thereunder in connection with the consummation of the Offer, the Merger or the other transactions contemplated hereby (other than with respect to the acceleration and vesting of each outstanding Company Option held by such Company Non-Employee Director, and the Option Closing Consideration payable with respect thereto, in accordance with the Merger Agreement) or any other cash or equity awards following the Effective Time.

Miscellaneous Covenants

The Merger Agreement contains additional agreements among the Company, Parent and Purchaser relating to, among other matters:

•	press releases and other communications relating to the transactions contemplated by the Merger Agreement;

•	anti-takeover statutes that may become applicable to the transactions contemplated by the Merger Agreement;

•	the delisting of the Shares from Nasdaq and the deregistration of the Company common stock under the Exchange Act; and

•	resignations of the directors and officers of the Company and its subsidiaries.

Termination

The Merger Agreement may be terminated and the transactions contemplated by the Merger Agreement may be abandoned at any time prior to the Acceptance Time:

(i)	by mutual written agreement of Parent and the Company;

(ii)	by either the Company or Parent by written notice to the other, if:

(A)

if (1) the Acceptance Time will not have occurred on or before 5:00 p.m. New York City time on the Termination Date for any reason; or (2) the Offer will have expired and not have been extended without acceptance for payment of the Shares tendered in the Offer within the period required by the Merger Agreement (an “Offer Expiration Termination”); provided, however, that the right to terminate the Merger Agreement pursuant to either clause (1) or (2) of this paragraph (A) will not be available to the Company, Parent or Purchaser if such party’s breach of its obligations under the Merger Agreement was the primary cause of the failure of the Acceptance Time to occur on or before the date of such termination (an “Acceptance Time Termination”); or

(B)

if any court of competent jurisdiction or any other governmental authority of competent jurisdiction will have issued any order, or any law will be in effect that was enacted, promulgated or deemed applicable to the Merger by any governmental authority of competent jurisdiction, in each case, permanently restraining, enjoining, preventing or otherwise prohibiting or making illegal (1) prior to the Acceptance Time, the consummation of the Offer, or (2) prior to the Effective Time, the consummation of the Merger, and, in each case, such order or law will have become final and non-appealable; provided, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party thereto (which will include, in the case of Parent, Parent and Purchaser) whose breach of its obligations under the Merger Agreement has been a principal cause of such order or law (an “Illegality Termination”).

(iii)	by the Company by written notice to Parent at any time prior to the Acceptance Time, in the event that:

(A)

(1) the Company is not in breach of the Merger Agreement such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement as described in subsection (iv) below, (2) Parent and/or Purchaser have breached or otherwise failed to perform any of their respective covenants or agreements, or other obligations under the Merger Agreement, or any of the representations and warranties of Parent and Purchaser set forth in the Merger Agreement have become or been inaccurate, which breach, failure to perform or inaccuracy, individually or in the aggregate with other such breaches, failures to perform or inaccuracies, would reasonably be expected to prevent or materially impair the ability of Parent or Purchaser to consummate the Offer or the Merger by the Termination Date, and (3) such breach, failure to perform or inaccuracy of Parent or Purchaser is not capable of being cured by the Termination Date or, if capable of being cured, is not cured within 30 days following the Company’s delivery of written notice to Parent of such breach, failure to perform or inaccuracy;

(B)

(1) the Company Board (or a duly authorized committee thereof) have determined to terminate the Merger Agreement in connection with a Company Board Recommendation Change in order to concurrently enter into a binding definitive agreement with respect to a Superior Proposal, (2) such Superior Proposal will not have resulted from a material breach of the non-solicitation or change in Company Board Recommendation provisions of the Merger Agreement with respect to such Superior Proposal and any Acquisition Proposal that was a precursor thereto, and (3) the Company pays Parent, immediately before or concurrently with and as a condition to such termination, the Company Termination Fee (as defined below) payable to Parent (a “Superior Proposal Termination”);

(C)

Purchaser will have failed to commence or extend the Offer when required to do so in accordance with the terms of the Merger Agreement within three business days of the applicable time specified therein; provided, however, that the Company may not terminate this Agreement pursuant to this provision if the Company’s breach of its obligations under the Merger Agreement was a proximate cause of such failure to commence or extend the Offer; or

(D)

at any time following the Expiration Time, (1) the conditions set forth in Offer Conditions (other than those conditions that by their nature are to be satisfied as of immediately prior to the Expiration Time, but subject to such conditions being able to be satisfied or waived at or prior to the Expiration Time) have been satisfied or waived at or prior to the Expiration Time (after giving effect to any extensions thereof in accordance with the Merger Agreement), (2) Purchaser will have failed to consummate (as defined in Section 251(h) of the DGCL) the Offer, (3) the Company has delivered written notice to Parent of the Company’s intention to terminate the Merger Agreement pursuant to this provision if Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three business days following the date of the Company’s delivery of such notice (with such notice stating the basis for such termination), and (4) Purchaser fails to consummate (as defined in Section 251(h) of the DGCL) the Offer within three business days after the notice in clause (3) has been provided; provided that, the Company will not be permitted to terminate the Merger Agreement pursuant to this provision during any such three business day period following delivery of the notice referred to in clause (3) above.

(iv)	by Parent, by written notice to the Company at any time prior to the Acceptance Time, in the event that:

(A)

(1) Parent and Purchaser are not in breach of the Merger Agreement such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate the Merger Agreement pursuant to subsection (iii) above, (2) the Company has breached or failed to perform any of its covenants or agreements, or other obligations under the Merger Agreement that would give rise to the failure of the condition set forth in paragraph (C)(3) of Section 15 — “Conditions to the Offer” to be satisfied if such breach or failure to perform were continuing as of immediately prior to the Expiration Time, or any of the representations and warranties of the Company set forth in the Merger Agreement have been or become inaccurate, such that the condition set forth in paragraph (C)(2) of Section 15 — “Conditions to the Offer” is not capable of being satisfied if such inaccuracy were continuing as of immediately prior to the Expiration Time, and (3) such breach, failure to perform or inaccuracy of the Company is not capable of being cured by the Termination Date or, if capable of being cured, is not cured within thirty days following Parent’s delivery of written notice to the Company of such breach, failure to perform or inaccuracy (a “Company Breach Termination”); or

(B)

(1) a Company Board Recommendation Change has occurred, or (2) the Company shall have committed a Willful Breach of their respective obligations under the non-solicitation or change in Company Board Recommendation provisions of the Merger Agreement (a “Recommendation Change Termination”).

If the Merger Agreement is properly and validly terminated, the Merger Agreement will be of no further force or effect (other than the confidentiality and certain other specified provisions therein) and, subject to the payment of the Company Termination Fee, if applicable, there will be no liability of any party or parties to the Merger Agreement or their respective directors, officers, employees, affiliates, agents or other representatives; provided that no party will be relieved from any liability or damage resulting from any fraud or Willful Breach (as defined below) of the Merger Agreement that occurs prior to such termination.

Termination Fee

The Company will pay to Parent a fee of $1,500,000 (the “Company Termination Fee”) in the event that:

(i)

(A) the Merger Agreement is terminated (1) by Parent or the Company pursuant to an Acceptance Time Termination (provided that (x), the Minimum Condition has been satisfied prior to such termination, and (y) in the event such Acceptance Time Termination is a termination by the Company, the right to effect an Acceptance Time Termination is then available to Parent) or (2) Parent effects a Company Breach Termination, (B) following the execution and delivery of the Merger Agreement and prior to such termination of the Merger Agreement, an Acquisition Proposal (whether or not conditional and whether or not withdrawn) has been made to the Company or publicly announced or has become publicly disclosed and, in any case, has not been withdrawn or otherwise abandoned (publicly withdrawn or publicly abandoned in the case of an Acquisition Proposal that was publicly announced or disclosed) prior to the date that is two business days prior to the Expiration Time, in the case of an Offer Expiration Termination or prior to the termination of the Merger Agreement, in the case of a Company Breach Termination, and (C) within 12 months following such termination of the Merger Agreement, the Company enters into a definitive agreement with any third party with respect to an Acquisition Proposal that is later consummated or consummates an Acquisition Proposal, in which case the Company Termination Fee will be payable within two business days after the consummation of such Acquisition Transaction;

(ii)	the Company effects a Superior Proposal Termination, in which case the Company Termination Fee will be payable substantially concurrently with (and in any event as a condition of) such termination; or

(iii)	Parent effects a Recommendation Change Termination, in which case the Company Termination Fee will be payable within two business days after such termination.

For purposes of the references to an “Acquisition Proposal” or an “Acquisition Transaction” in paragraph (i) of Section 11 — “The Merger Agreement; Certain Other Agreements — Termination Fee,” all references in the definition of “Acquisition Transaction” to “20%” and “80%” will each be deemed to be references to “50%.”

Notwithstanding anything in the Merger Agreement to the contrary, in the event the Merger Agreement is terminated under the circumstances in which the Company Termination Fee is paid, the payment by the Company of the Company Termination Fee will be the sole and exclusive remedy of Parent and Purchaser.

“Willful Breach” means a material breach of the Merger Agreement that is the consequence of an act or omission by the breaching party with the actual knowledge that the taking of such act or failure to take such action would reasonably cause or constitute a material breach of the Merger Agreement.

Amendments and Waivers

To the extent permitted by applicable law and subject to the other provisions of the Merger Agreement, the Merger Agreement may be amended by the parties thereto at any time prior to the Effective Time by execution of an instrument in writing signed on behalf of each of Parent, Purchaser and the Company; provided that following the Acceptance Time, the Merger Agreement may not be amended in any manner that causes the Merger Consideration to differ from the Offer Price.

Expenses

Except in limited circumstances expressly specified in the Merger Agreement, all fees and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party or parties, as applicable, incurring such expenses whether or not the Offer and the Merger are consummated.

Governing Law and Jurisdiction

The Merger Agreement is governed by and will be construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, the Merger Agreement or the transactions contemplated thereby must be brought in the Delaware Chancery Court or, if such court does not have jurisdiction, any federal court located in the State of Delaware or other Delaware state court.

Certain Other Agreements

Confidentiality Agreement

The Company and Parent entered into a mutual confidentiality agreement, dated April 7, 2025 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions including the ability to make disclosures required by applicable law, any non-public information each may make available to the other and their respective representatives will not be disclosed or used for any purpose other than in connection with the consideration of a possible negotiated transaction between the parties. The Confidentiality Agreement included a standstill provision for the benefit of the Company, which is no longer in effect due to the execution of the Merger Agreement.

Support Agreements

Concurrently with entering into the Merger Agreement, Parent entered into separate tender and support agreements (each, a “Support Agreement”) with certain of the directors and key employees of the Company, and certain Company stockholders and holders of Company Warrants (each a “Supporting Stockholder”). Each Support Agreement provides, among other things, that each Supporting Stockholder will validly tender, or cause to be tendered, into the Offer, all outstanding Shares such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act). Each Support Agreement further provides that once the Shares are tendered, the Supporting Stockholder will not withdraw, or cause to be withdrawn, such Shares from the Offer. Under the terms of the Support Agreements, each Supporting Stockholder has irrevocably and unconditionally agreed to vote its Shares in favor of the adoption of the Merger Agreement and the approval of the Merger and the other Transactions at a meeting of the stockholders of the Company, if there is one, and, subject to certain exceptions, not to transfer any of their Shares. Each Support Agreement also provides that the applicable Supporting Stockholder will vote their Shares against certain alternative corporate transactions and will not solicit or engage in discussions with third parties regarding certain alternative corporate transactions. Each Support Agreement also includes an appraisal rights waiver and certain agreements not to pursue litigation against the Company Board, Parent or Purchaser relating to the Merger Agreement or the transactions contemplated thereby. Certain Supporting Stockholders have furthermore agreed to exercise their Company Warrants contingent on the occurrence of the Effective Time.

Each Support Agreement terminates on the earliest of (i) the Merger Effective Time, (ii) the valid termination of the Merger Agreement, (iii) the mutual written agreement of the parties to terminate such Support Agreement, (iv) an amendment of the Merger Agreement, without the prior written consent of the applicable Supporting Stockholder, in a manner that negatively or adversely affects the consummation of the Offer or that decreases the amount, or changes the form of, consideration payable to any stockholder of the Company pursuant to the terms of the Merger Agreement, and (v) a material breach of the Support Agreement or the Merger Agreement by Parent or Merger Sub. The Supporting Stockholders own, in aggregate, approximately 10.4% of all Shares outstanding.

This summary and description of the material terms of the Support Agreements does not purport to be complete and is qualified in its entirety by reference to the Forms of Support Agreement, which are filed as Exhibits (d)(3) and (d)(4) to the Schedule TO and are incorporated by reference herein.

Transition Services Agreements with Executive Officers

In connection with the execution of the Merger Agreement, the Company entered into transition services agreements with each of its executive officers, including Mr. D’Onofrio, Mr. Kowieski and Dr. Carlson. Pursuant to the transition services agreements, on the day immediately following, and subject to the occurrence of, the Effective Time, each executive officer’s employment with the Company and any of its subsidiaries or affiliates will terminate, with such termination being treated as a termination other than for cause following a change of control. Following such terminations, the Company shall retain the executive officers as consultants on the terms set forth in the transition services agreements and summarized below.

Pursuant to the transition services agreements, the executive officers shall provide certain transitional consulting services during the period (the “Transition Period”) commencing on the day following the Effective Time and ending on the earlier to occur of (i) the 6 month (or for Dr. Carlson, the 1 month) anniversary of the Effective Time (the “Original Expiration Date”) and (ii) the date on which the transition services agreement is terminated. Notwithstanding the foregoing, in the case of Dr. Carlson, the Company may elect to extend the Transition Period in 1 month increments upon notice to Dr. Carlson, for a maximum period of 6 months following the Effective Time. Each of the transition services agreements may be extended by mutual agreement of the Company and the executive officer.

In consideration of the transition services and subject to continued compliance with certain restrictive covenants, the Company shall pay Mr. D’Onofrio, Mr. Kowieski, and Dr. Carlson (for the transition services rendered and in their capacities as consultants) a monthly retainer in the amount of $50,000, $35,000 and $40,000, respectively. As further consideration and subject to (i) the executive officer’s execution and non-revocation of a general release of claims in favor of the Company, (ii) the absence of any event or circumstance giving rise to a right of the Company to terminate the executive officer’s transition services agreement (and their service to the Company in their respective capacities as consultants) and (iii) full and continuous compliance with certain restrictive covenants, and provided the Transition Period continues until the Original Expiration Date, Messrs. D’Onofrio and Kowieski will each receive (for the transition services rendered and in their capacities as consultants) a transition services bonus equal to $375,000 and $100,000, respectively.

The Company may only terminate the transition services agreements (and the executive officers’ service to the Company in their respective capacities as consultants) prior to the Original Expiration Date in the event of the executive officer’s: (i) material breach of the transition services agreement and failure to cure such breach within 5 days following receipt of written notice specifically identifying such breach; (ii) commission of an act of fraud, embezzlement or dishonesty that has a material adverse impact on the Company or that the Company reasonably determines is, or may reasonably expected to be, materially detrimental to the business, reputation or goodwill of any member of the Company or Parent; (iii) conviction of, or plea of “guilty” or “no contest” to, a felony; or (iv) fraud, willful misconduct, gross negligence or any other material misconduct that has a material adverse impact on the Company or that the Company reasonably determines is, or may reasonably expected to be, materially detrimental to the business, reputation or goodwill of any member of the Company or Parent. If the Transition Period has been extended beyond the Original Expiration Date, the Company may terminate the transition services agreement (and such executive officer’s service to the Company as a consultant) following the Original Expiration Date for any reason upon providing 10 days’ written notice to the executive officer. The executive officer may terminate the transition services agreement (and their service to the Company as a consultant) prior to the Original Expiration Date (or any extended expiration date) for any reason upon providing 30 days’ written notice to the Company, which notice period shall be reduced to 10 days in the event of the executive officer’s termination of the transition services agreement as a result of the Company’s material breach of the transition services agreement and failure to cure such breach.

This summary and description of the material terms of the transition services agreements do not purport to be complete and is qualified in its entirety by reference to the Forms of transition services agreements, which are filed as Exhibits (d)(5), (d)(6) and (d)(7) to the Schedule TO and are incorporated by reference herein.

12.	Purpose of the Offer; Plans for the Company

Purpose of the Offer. The purpose of the Offer is to enable Parent, through Purchaser, to acquire control of, and the entire equity interest in, the Company. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required to complete the acquisition of the Company and for stockholders to receive the transaction consideration. If the Offer is consummated, we do not anticipate seeking the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following the consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of such corporation that would otherwise be required to approve a merger for such corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of such corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL. The purpose of the Merger is to acquire all of the outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all of the outstanding Shares.

If the Merger is completed, Parent will own 100% of the equity interests in the Company and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of the Company and entitlement to any increase in its value. Similarly, Parent would also bear the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company.

The Company’s stockholders who tender their Shares in the Offer will, following the Acceptance Time, cease to have any equity interest in the Company and to participate in any future growth in the Company. If the Merger is completed, the current stockholders of the Company will no longer have an equity interest in the Company and instead will have only the right to receive the Merger Consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 17 — “Appraisal Rights.” Similarly, the current stockholders of the Company will not bear the risk of any decrease in the value of the Company after selling their Shares in the Offer or the Merger.

Plans for the Company. Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of the Company, the disposition of securities of the Company, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company, the sale or transfer of a material amount of assets of the Company, or any other events listed in Item 1006(c) of Regulation M-A. After completion of the Offer and the Merger, the Company will be a wholly-owned subsidiary of Parent, and the directors of Purchaser immediately prior to the Effective Time and the officers of the Company immediately prior to the Effective Time will be the directors and officers, respectively, of the Company pursuant to the Merger Agreement. Parent will review the Company’s business and operations going forward and will take such actions as it deems appropriate under the circumstances.

13.	Certain Effects of the Offer

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as soon as practicable after the Acceptance Time in accordance with Section 251(h). Immediately following the Merger, all of the outstanding shares of the Company’s common stock will be held by Parent.

14.	Dividends and Distributions

The Merger Agreement provides that from November 3, 2025 until the Effective Time, without the prior written consent of Parent, the Company will not establish a record date for, declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof), other than dividends paid to the Company with regards to its capital stock or other equity interests or in connection with the conversion of shares of the Company Preferred Stock prior to the Effective Time.

15.	Conditions to the Offer

For purposes of this Section 15, capitalized terms used in this Section 15 and defined in the Merger Agreement have the meanings set forth in the Merger Agreement, a copy of which is filed as Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on November 4, 2025 and incorporated herein by reference. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below (the “Offer Conditions”). Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), pay for any Shares tendered pursuant to the Offer if, at the then-scheduled Expiration Time:

(A)	the Minimum Condition shall not have been satisfied; or

(B)	any of the following shall not have been satisfied or waived by Parent or Purchaser (to the extent such waiver is permitted by applicable law):

1.

no governmental authority of competent and applicable jurisdiction will have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger, or (ii) issued or granted any Order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer (including, for the avoidance of doubt, the acquisition of Shares by Parent or Purchaser in connection therewith) or the Merger;

2.

(i) the representations and warranties of the Company set forth in the Merger Agreement relating to the absence of a Company Material Adverse Effect will be true and correct in all respects as of immediately prior to the Expiration Time as though made as of such time, (ii) certain specified representations or warranties of the Company set forth in the Merger Agreement relating to the Company’s capitalization will be true and correct in all respects, other than any de minimis inaccuracies, as of the date of the Merger Agreement and at and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of a different date or period of time, in which case as of such different date or period of time), (iii) the representations and warranties of the Company set forth in the Merger Agreement relating to the Company’s organization and qualification, the Company’s capitalization (other than those covered by the preceding clause (ii)), the Company’s corporate authority and the enforceability of the Merger Agreement, the Company Board approval of the Transactions, the applicable Company stockholder approval threshold, the absence of conflicts with the Company’s organizational documents, and the absence of brokers and (other than as disclosed), (in each case, without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers set forth in the Merger Agreement), will be true and correct in all material respects at and as of the date of the Merger Agreement and at and as of immediately prior to the Expiration Time as though made at and as of such time (except to the extent expressly made as of a different date or period of time, in which case as of such different date or period of time), and (iv) any other representation and warranty of the Company contained in Article IV of the Merger Agreement (without giving effect to any qualification as to “materiality” or Company Material Adverse Effect qualifiers set forth therein, except for the word “Material” as used in the definition of “Material Contract”) will be true and correct in all respects as of immediately prior to the Expiration Time as though made as of such time (except to the extent expressly made as of a different date or period of time, in which case, as of such different date or period of time), except, in each case in this clause (iv), where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect;

3.	the Company will have complied with and performed in all material respects all agreements and covenants to be performed by it under the Merger Agreement at or prior to the Expiration Time;

4.

the Company will have delivered to Parent a certificate, signed on behalf of the Company by its chief executive officer or chief financial officer, certifying that the conditions set forth in paragraphs (B)2., (B)3., (C)6. and (C)7. will have been satisfied as of immediately prior to the Expiration Time;

5.	the Merger Agreement will not have been validly terminated in accordance with its terms;

6.

since the date of the Merger Agreement, the Company will not have, without Parent’s prior written consent, modified, terminated or amended the Eversana CSA or the Loan Agreement in any respect or waived, released or assigned any material rights or material claims thereunder; and

7.	since the date of the Merger Agreement, there will not have occurred a Company Material Adverse Effect that is continuing.

16.	Certain Legal Matters; Regulatory Approvals

Except as described in this Section 16 — “Certain Legal Matters,” based on our examination of publicly available information filed by the Company with the SEC, other publicly available information concerning the Company and certain confidential information provided to us by the Company in connection with the negotiations for the transactions contemplated by the Merger Agreement, none of the Company, Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of the Company that might be adversely affected by Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by Purchaser in the Offer. Should any such approval or other action be required, we presently intend to seek such approval or other action, except as described below under “— Business Combination Statutes.” Except as otherwise described in this Offer to Purchase, although Purchaser does not presently intend to delay the acceptance for payment of, or payment for, Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 15 — “Conditions to the Offer.”

Business Combination Statutes

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things:

•	the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder”;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the “interested stockholder” owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (A) by persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 662∕3% of the outstanding voting stock which is not owned by the interested stockholder.

The Company Board approved the Merger Agreement and the transactions contemplated therein, and the restrictions on “business combinations” described in Section 203 of the DGCL are inapplicable to the Merger Agreement and the transactions contemplated by the Merger Agreement because neither Parent nor Purchaser is an “interested stockholder” within the meaning of Section 203 of the DGCL.

The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 — “Conditions to the Offer.”

Going Private Transactions

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because: (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of the Company for purposes of the Exchange Act, (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer), and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.

Stockholder Approval Not Required

Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Company stockholders. Following the consummation of the Offer and subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary action to cause the Merger to become effective as soon as practicable following the Acceptance Time without a meeting of Company stockholders, as provided in Section 251(h) of the DGCL.

17.	Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger is consummated, holders of the Shares at the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to demand appraisal of, and to receive payment in cash of the fair value of, their Shares. The Company stockholders who demand appraisal and comply with the applicable statutory procedures, and whose appraisal rights are not otherwise lost pursuant to Section 262 of the DGCL, will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a statutory rate of interest thereon, unless the court in its discretion determines otherwise for good cause shown. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than, or the same as, the price per Share to be paid in the Merger.

Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within 10 days thereafter will notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and will include in such notice a copy of Section 262 of the DGCL or information directing the holders to a publicly available electronic resource at which Section 262 of the DGCL may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.

As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 of the DGCL in connection with the Merger, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the date of mailing of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder intends to demand appraisal;

•	not tender such stockholder’s Shares in the Offer; and

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time.

The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex II to the Schedule 14D-9.

The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions to the Offer, you will receive the Offer Price for your Shares.

18.	Depositary, Information Agent and Solicitation Agent; Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

Purchaser and Parent have retained (i) Broadridge Corporate Issuer Solutions, LLC, to be the Depositary and paying agent and Information Agent and (ii) InvestorCom LLC to be solicitation agent (the “Solicitation

Agent”), each in connection with the Offer. Each will receive reasonable and customary compensation for its services. Purchaser and Parent have also agreed to reimburse such parties for certain reasonable out-of-pocket expenses and to indemnify such parties against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Solicitation Agent is an independent firm engaged by Parent to assist in communicating with the Company’s stockholders and brokers regarding the Offer and how to participate in the Offer on the terms set forth in this Offer to Purchase. The Solicitation Agent may contact by telephone, electronic mail, mail or other methods of communication brokers, dealers, commercial banks, trust companies, nominees, and beneficial owners to provide information about the Offer and to confirm receipt and redistribution of offering materials, as applicable. The Solicitation Agent does not make any recommendation to stockholders as to whether they should tender or refrain from tendering their Shares.

Neither of Parent nor Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary, the Information Agent, and the Solicitation Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

19.	Miscellaneous

The Offer is not being made to holders in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, blue sky or other valid laws of such jurisdiction. If we become aware of any U.S. state in which the making of the Offer or the acceptance of Shares pursuant thereto would not be in compliance with an administrative or judicial action taken pursuant to a U.S. state statute, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares in such state. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of Parent, Purchaser, the Depositary, the Information Agent, or the Solicitation Agent for the purposes of the Offer.

Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 — “Certain Information Concerning the Company” above.

Cautionary Note Regarding Forward-Looking Statements

Statements included in this Offer to Purchase, including any and all of its exhibits, that are not a description of historical facts are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negatives of these terms or other similar expressions. The forward-looking statements are based on the Parent’s current beliefs and expectations and include, but are not limited to: statements regarding the planned completion of the transactions contemplated by the Merger Agreement and the timing thereof and expectations regarding the benefits sought to be achieved in the transactions. Actual results may differ from those set forth in this Offer to Purchase, perhaps materially so, due to the risks and uncertainties inherent in the proposed transactions and other risks and uncertainties, including, without limitation: uncertainties as to the timing and completion of the tender offer and the merger; uncertainties as to whether at least a majority of Company stockholders will tender their Shares in the tender offer; the possibility that the closing conditions for the tender offer or the merger may not be satisfied or waived; the possibility that competing offers or acquisition proposals will be made; the effects of disruption caused by the transactions and the impact of the announcement and pendency of the transactions on the Parent and/or the Company’s businesses, including their relationships with employees, collaborators, vendors, business partners or governmental entities; risks related to diverting management’s attention from ongoing business operations and opportunities; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; the risk that the offer or the merger may be more expensive to complete than anticipated; and other risks and uncertainties pertaining to the Parent’s and the Company’s business, including the risks and uncertainties detailed in the Company’s prior press releases and in the periodic reports it files with the SEC, as well as the tender other offer materials to be filed by the Parent and the Purchaser and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Parent, the Purchaser and the Company undertake no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.

QOL-EOS MERGER SUB, INC.

November 17, 2025

SCHEDULE I

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years of each board member and executive officer of Parent are set forth below. Unless otherwise noted, the current business address of each person identified below is 3405 Ocean Drive, Vero Beach, FL 32963, and the current business phone number of each such person is (866) 469-3773.

Members of the Board of Parent are identified by an asterisk.

Name, Citizenship and BusinessAddress (If Applicable)	Current Principal Occupation or Employment and 5-Year Employment History

Frederick “Derick” Eansor Cooper Jr.* U.S. citizen

Chief Executive Officer of QOL Medical, LLC

Mr. D. Cooper has been serving as Chief Executive Officer of QOL Medical, LLC (“QOL”) since 2010. QOL is a private biopharmaceutical company focused on therapies for rare diseases in gastroenterology. Founded in 2003, QOL has fully integrated capabilities ranging from drug development to bioprocess manufacturing and commercial sales. Prior to joining QOL in 2010, Mr. D. Cooper spent 16 years in investment banking, venture capital and business management with The Robinson-Humphrey Company (Truist), Sirrom Capital and CooperSmith, Inc.

Jay Cooper* U.S. citizen UCC Environmental 2100 Norman Dr. Waukegan, IL 60085

Chairman of the Board, UCC Environmental

Chairman of the Board, Sidekick Therapy Partners

Mr. J. Cooper has been serving as Chairman of the Board of UCC Environmental since 2022. UCC Environmental provides highly engineered environmental solutions worldwide for power generation, mining, steel and other heavy industrial applications. He has furthermore served as Chairman of the Board of Sidekick Therapy Partners since 2017. Sidekick Therapy Partners provides speech language therapy services to patients in Tennessee and North Carolina.

C. Bradford Jackson* U.S. citizen Lanigan & Associates P.C. 314 Gordon Avenue Thomasville, GA 31792

Principal, Lanigan & Associates P.C.

Mr. Jackson has been employed by accounting and consulting firm Lanigan & Associates P.C. since 1989. With more than 25 years of experience, Mr. Jackson is recognized throughout the southeast as an industry leader in the areas of complex multi-state taxation, business valuation, litigation support and financial statement analysis. Mr. Jackson furthermore serves as President of Southeast Asset Advisors, Inc., a registered investment advisory firm with more than $2 billion of assets under management.

Weng Tao U.S. citizen

Chief Operating Officer and Chief Scientific Officer of QOL Medical, LLC

Dr. Tao has been serving as the Chief Operating Officer and Chief Scientific Officer of QOL since 2014. She is responsible for all aspects of the pharmaceutical supply chain management, CMC manufacturing, regulatory, quality, compliance, distribution, pharmacy, clinical, medical affairs, safety, and provider/patient support.

Christopher N. Corso, CPA, MST, CCEP U.S. citizen

Chief Compliance Officer of QOL Medical, LLC

Mr. Corso has been serving as the Chief Compliance Officer of QOL since January 2025. Mr. Corso is primarily responsible for completing the ground design and build of QOL’s Risk, Compliance, and Ethics programs by providing strategic oversight and advisement to the CEO, Board, and business leaders while managing QOL’s Corporate Integrity Agreement. Previously, he served as the U.S. and OFAC, Integrity and Compliance Officer (USICO) at Indivior PLC from 2020 and Vice President, Chief Compliance Officer and Designated Privacy Officer at Vyaire Medical, Inc.

Matthew Lee Wotiz U.S. citizen

Vice President of Business Development of QOL Medical, LLC

Mr. Wotiz has been serving as Vice President of Business Development of QOL since 2016. He is responsible for in-licensing, acquisition, partnering new assets and opportunities, strategic investments, and capital raising.

Anthony Peter D’Elia U.S. citizen

Vice President of Marketing, Head of Marketing at QOL Medical, LLC

Mr. D’Elia has been serving as Vice President of Marketing and Head of Marketing at QOL since 2015. He is responsible for overseeing marketing for QOL, its brands and products. Mr. D’Elia previously consulted for Fortune 500 companies across a wide range of sectors, and has launched and sold several businesses.

None of the above has been convicted in a criminal proceeding during the past five years (excluding traffic violations or similar misdemeanors). None of the above has been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) during the past five years that resulted in a judgment, decree or final order enjoining such person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER

The name, citizenship, current principal occupation or employment and material occupations, positions, offices or employment for the past five years, of each director and executive officer of Purchaser are set forth below. The current business address of each director and officer is 3405 Ocean Drive, Vero Beach, FL 32963, and the current business phone number of each such person is (866) 469-3773. Directors of Purchaser are identified by an asterisk.

Name, Citizenship and Business Address (If Applicable)	Current Principal Occupation or Employment and 5-Year Employment History

Frederick “Derick” Eansor Cooper Jr.* U.S. citizen	See above.

Jay Cooper* U.S. citizen	See above.

C. Bradford Jackson* U.S. citizen	See above.

Matthew Lee Wotiz U.S. citizen	See above.

The Letter of Transmittal, properly completed, will be accepted. The Letter of Transmittal and certificates (if any) evidencing Shares and any other required documents should be sent by each holder at one of its addresses set forth below:

The Depositary for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

If delivering by mail: Broadridge, Inc. Attention: BCIS Re-Organization Dept.	If delivering by express mail or other expedited mail service: Broadridge, Inc. Attention: BCIS IWS
P.O. Box 1317	51 Mercedes Way
Brentwood, NY 11717-0718	Edgewood, NY 11717

Questions or requests for assistance may be directed to the Information Agent at the email address and toll-free telephone number listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.

The Information Agent for the Offer is:

Broadridge Corporate Issuer Solutions, LLC

Attention: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

Stockholders may call: (855) 793-5068 (toll-free from the United States or Canada) or

(720) 414-6898 (from outside of the United States or Canada)

Banks and Brokers may call collect: (720) 414-6898

The Solicitation Agent for the Offer is:

19 Old Kings Highway S. – Suite 130

Darien, CT 06820

Toll Free (877) 972-0090

Banks and Brokers call collect (203) 972-9300

info@investor-com.com